Exhibit 99.1

15

Years Since IPO

2023 Annual Information Form

Franco Nevada
The GOLD Investment that WORKS

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “FNV”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries. For reporting purposes, the Corporation presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The information contained in this AIF is as of December 31, 2022, unless otherwise indicated. More current information may be available on our public website at www.franco-nevada.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF, including Franco-Nevada’s most recent Asset Handbook and ESG Report (which contains a discussion of environmental, social and governance issues, including climate change), and a glossary of non-technical and technical terms.

FORWARD LOOKING STATEMENTS

This AIF contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third-party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, the completion of the public consultation process and obtaining all required Panamanian approvals for the Proposed Concession Contract (defined below) with the Government of Panama (“GOP”) for the Cobre Panama mine and the terms of the Proposed Concession Contract. In addition, statements relating to resources and reserves, gold equivalent ounces (“GEOs”) or mine life are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly-disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-parts 1300 and 1301 of Regulation S-K of the United States Securities Act of 1933 (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral resources or mineral reserves that an owner or operator may report as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” under NI 43-101 would be the same had the owner or operator prepared the mineral resource or mineral reserve estimates under the standards of Regulation S-K 1300.

In addition to NI 43-101, a number of mineral resource and mineral reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws.  Accordingly, information containing descriptions of the Corporation’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see “Reconciliation to CIM Definitions”.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the exchange rate published by the Bank of Canada.

	Years ended December 31,
	2022(1)	2021(1)	2020(1)
High	$1.3856	$1.2942	$1.4496
Low	$1.2451	$1.2040	$1.2718
Average for the Period	$1.3011	$1.2535	$1.3415
End of Period	$1.3544	$1.2678	$1.2732

(1)	Based on the daily exchange rate published by the Bank of Canada

On March 16, 2023 the daily exchange rate was US$1.00 = C$1.3744 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold/oz	Silver/oz	Platinum/oz	Palladium/oz	Iron Ore/$ tonne	Oil/C$ bbl	Gas/C$ mcf	Oil/$ bbl	Gas/$ mcf
	(LBMA Gold)	(LBMA Silver )	(London PM	(London PM	(62% Fe, CFR	(Edmonton	(AECO-C)	(WTI)	(Henry Hub)
	Price PM)	Price)	Fix)	Fix)	China)	Light)
Average for 2020	$1,770	$20.55	$884	$2,194	$107	$46	$2.13	$39	$2.13
Average for 2021	$1,800	$25.17	$1,091	$2,397	$160	$80	$3.43	$68	$3.72
Average for 2022	$1,801	$21.75	$961	$2,107	$122	$120	$5.08	$94	$6.51

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation, its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is currently located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario  M5L 1G9. Franco-Nevada has additional offices in (i) Hastings, Christ Church, Barbados, (ii) Denver, Colorado and (iii) Perth, Australia, all of which are used to manage its asset portfolio and pursue new investment opportunities.

Intercorporate Relationships

The chart below depicts significant subsidiaries and/or subsidiaries in jurisdictions in which Franco-Nevada maintains an office that are wholly-owned by Franco-Nevada either directly or indirectly and are existing under the laws of the jurisdictions set out therein. Intermediate holding companies have been omitted.

GENERAL DEVELOPMENT OF FRANCO-NEVADA’S BUSINESS

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

•

We believe that combining lower-risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 15 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.

•	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
•

We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

The advantages of this business model are:

•	Exposure to commodity price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands;
•	No additional capital requirements other than the initial investment;
•	Limited exposure to cost inflation;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	Management that focuses on forward looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2022, 69.9% of our revenue was earned from precious metals and 74.6% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2022, these interests accounted for 91.9% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

Franco-Nevada currently operates a small organization. As of March 17, 2023, Franco-Nevada has 40 full-time employees and 5 part-time contractors. As such, Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to the immediate and future operations of Franco-Nevada are of significant importance. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. For additional information, see “Risk Factors”.

Investment Process and Corporate Policies

Franco-Nevada currently does not operate any of the mining or diversified assets in which it has royalty, stream or other interests. However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives, including the World Gold Council and its Responsible Gold Mining Principles and the Prospectors and Developers Association of Canada and its initiatives for responsible exploration. A detailed description of Franco-Nevada’s investment process and a discussion of environmental, social and governance issues, including climate change, is contained in Franco-Nevada’s most recent ESG Report, which can be found on the Corporation’s website at www.franco-nevada.com but is not to be considered part of this AIF.

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, a business integrity policy, a whistleblower policy, a policy concerning confidentiality, fair disclosure and trading in securities, a human rights policy, a non-discrimination, anti-harassment and equal opportunity policy, a diversity and inclusion policy, an investment principles (environmental, social and governance) policy, a responsible gold mining principles policy, a supplier code of conduct, a corporate responsibility policy, a health and safety policy, and an information security policy. Additional information relating to these and other policies can be found on the Corporation’s website at www.franco-nevada.com and are also contained in Franco-Nevada’s most recent ESG Report and its management information circular for its annual and special meeting of shareholders scheduled to be held on May 2, 2023 which will be filed on SEDAR.

Three-Year History

2020

Acquisition of Island Gold Royalty Interest – Canada

On March 20, 2020, Franco-Nevada acquired an existing 0.62% NSR on Alamos Gold Inc.’s Island Gold project in Finan Township, Ontario for $13.4 million (C$19.0 million).

At-the-Market Equity Program

On May 11, 2020, the Company established a new at-the-market equity program (the “ATM Program”) permitting the Company to issue up to an aggregate of $300.0 million worth of Common Shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The ATM Program was terminated on May 12, 2022 when the Company renewed its base shelf prospectus.

For 2020, the Company issued 1,054,800 Common Shares under the ATM Program and its previous at-the-market equity program at an average price per Common Share of $128.96. The gross proceeds from these issuances were $136.0 million, and the net proceeds were $133.7 million after deducting agent commission costs of $1.4 million and other share issuance costs of $0.9 million. During the period from January 1, 2021 to May 12, 2022, the Company did not issue any Common Shares under its ATM Program.

Acquisition of Freeport Royalty Portfolio Interests

On September 1, 2020, the Company acquired a portfolio of 24 royalties from Freeport-McMoRan Inc. for $30.6 million in cash. The portfolio includes prospective royalties over Wallbridge Mining Co. Ltd.’s Fenelon, Martiniere and Northway-Noyon projects in Quebec. It also includes producing royalties on Industrias Peñoles, S.A.B. de C.V.’s Milpillas copper mine in Sonora, Mexico, and on Ormat Technologies Inc.’s Neal Hot Spring geothermal operation in Oregon.

Acquisition of Cascabel (Alpala) Royalty – Ecuador

On September 11, 2020, the Company completed a royalty transaction with SolGold plc (“SolGold”) to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100.0 million. The Alpala project is owned by Exploraciones Novomining SA which, as of February 24, 2023, is 100% owned by SolGold (previously 85% by SolGold and 15% by Cornerstone Capital Resources Inc.). SolGold has the option to buy-back 50% of the royalty for a period of time. Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and also has the option to convert the NSR to a gold-only NSR for a period of time once Alpala is producing. The NSR covers the Cascabel concession.

Acquisition of Rio Baker (Salares Norte) Royalty – Chile

On September 23, 2020, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on all mineral production from Gold Fields’ Rio Baker concessions in Chile for $5.0 million cash with contingent payments of up to $8.0 million. With this acquisition, the Company now has exposure to 100% of the Salares Norte deposit. The royalty agreement is subject to a 0.5% buy-back at any time for $4.0 million.

Amendment of Sabodala Gold Stream Agreement – Senegal

On September 25, 2020, the Company, through a wholly-owned subsidiary, amended its existing Sabodala gold purchase and sale agreement with Teranga Gold Corporation (“Teranga”) to compensate the Company for displacement that will be caused by the processing of Massawa ore through the Sabodala processing facilities and to provide for certain protocols for the commingling of Sabodala and Massawa ores. Teranga acquired a 90% interest in the Massawa project from Barrick Gold Corporation on March 4, 2020.

The amended agreement provides that effective September 1, 2020, Teranga will make fixed deliveries of 783.33 ounces of refined gold per month until 105,750 ounces of gold have been delivered to the Company (the “Fixed Delivery Period”) and 6% of production from the stream area thereafter. Following the Fixed Delivery Period, a reconciliation will be conducted to determine if the Company would have received more or less than 105,750 ounces of gold under the 6% variable stream during such period. Teranga will be entitled to a credit for an over-delivery which will be applied against the 6% variable stream until depleted and the Company will be entitled to a one-time additional delivery in the case of an under-delivery.

Acquisition of Oil and Gas Royalty Rights – U.S.A.

Effective October 1, 2020, the Company, through a wholly-owned subsidiary, acquired a royalty portfolio in the Haynesville natural gas play in Texas, from Mesa Minerals Partners LLC, a Quantum Energy Partners portfolio company, for $135.0 million. The Haynesville represents one of the most active gas plays in North America. The royalties are located in Harrison and Panola counties, which represent a core area of the East Texas part of the basin, where Rockcliff Energy II LLC is the primary operator. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.

2021

Acquisition of Condestable Gold and Silver Stream – Peru

On March 8, 2021, the Company closed, through a wholly-owned subsidiary, a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru, and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company. Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% of gold and silver produced in concentrate over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021, with the first quarterly delivery received on March 15, 2021.

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

Acquisition of Séguéla Royalty – Côte d'Ivoire

On March 30, 2021, the Company acquired a 1.2% NSR on Fortuna Silver Mines Inc.’s (“Fortuna”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Fortuna of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing.

Acquisition of Vale Royalty – Brazil

On April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (the “Royalty”) for $538.0 million (R$3,049,500,000). The Royalty terms, on a 100% basis, provide for a 1.8% (0.264% attributable) net sales royalty on (i) iron ore sales from Vale’s Northern System, including the Serra Norte, Serra Sul and Serra Leste operations, and (ii) an estimated 70% of iron ore sales capacity from Vale’s Southeastern System, in the medium term, including from the Itabira, Minas Centrais (Brucutu) and Mariana (Fazendão) mining complexes. The Southeastern System will start contributions under the Royalty once a cumulative sales threshold of 1.7 Bt of iron ore has been reached, which was last forecasted by Vale to be achieved between 2024 and 2025. The Royalty also provides for a 2.5% (0.367% attributable) net sales royalty on certain copper and gold assets and 1.25% (0.183% attributable) in the case of the Sossego mine. Additionally, the Royalty provides for a 1% (0.147% attributable) net sales royalty on all other minerals (specified mining rights include prospective deposits for other minerals including zinc and manganese, amongst others), subject to certain thresholds. The 1% rate (0.147% attributable) also applies to net proceeds in the event of an underlying asset sale.

Royalty payments are declared on a semi-annual basis on March 31st and September 30th of each year reflecting sales in the preceding half calendar year period.

The transaction was financed with a combination of cash on hand and a draw of $150.0 million on Franco-Nevada’s $1 billion corporate revolving credit facility. The amount drawn was fully repaid by June 30, 2021.

Investment in Labrador Iron Ore Royalty Corporation – Canada

The Company has accumulated a 9.9% equity investment in Labrador Iron Ore Royalty Corporation (“LIORC”). The position was acquired over a number of years for a total investment of $74.2 million (C$93.0 million), representing an average cost of $11.72 (C$14.72) per share. The investment in LIORC functions similar to a royalty given the flow through of revenue generated from LIORC’s underlying 7% gross overriding royalty interest, C$0.10 per tonne commission, and 15.1% equity interest in Iron Ore Company of Canada’s (“IOC”) Carol Lake mine in Newfoundland & Labrador, operated by Rio Tinto. LIORC normally pays cash dividends from net income derived from IOC to the maximum extent possible, while maintaining appropriate levels of working capital. The dividends the Company receives from LIORC are reflected in revenue from the Company’s Diversified assets and included in the calculation of GEOs sold.

Acquisition of Copper World/East Pit Royalty Interest – U.S.A.

On November 26, 2021, the Company acquired from certain private sellers, through a wholly-owned subsidiary, an existing 0.585% NSR royalty interest on Hudbay Minerals Inc.’s (“Hudbay”) East Pit copper project in Arizona. With the acquisition of this royalty, which has identical terms as the Company’s existing 1.5% NSR royalty and covers the same land package, including most of the Copper World deposits, the Company now has a 2.085% NSR over the project.

The total consideration for the 0.585% NSR royalty interest was up to $19.5 million, comprised of $7.0 million paid on closing of the transaction, and up to $12.5 million in contingent payments upon achievement of certain milestones at East Pit and/or the Copper World deposits.

Investment in Skeena Resources Limited (Eskay Creek) – Canada

On December 23, 2021, for the aggregate purchase price of $17.2 million (C$22.1 million), (i) the Company acquired 1,471,739 common shares of Skeena Resources Limited (“Skeena”), (ii) the Company entered into an agreement with Skeena to amend the terms of the Company’s existing 1% NSR royalty agreement such that the existing royalty will now cover the majority of the Eskay Creek gold-silver project (“Eskay Creek”) land package in British Columbia, including all currently known mineralized zones, and (iii) Skeena granted the Company a right of first refusal (the “ROFR”) over the sale of a 0.5% NSR royalty (the “0.5% NSR Royalty”) on Eskay Creek. The ROFR was subsequently terminated when Franco-Nevada acquired the 0.5% NSR Royalty on December 30, 2022, as described below.

2022 & YTD 2023

Acquisition of Royalty on Caserones Royalty (Chile) and Private Placement with EMX Royalty Corporation

On April 14, 2022, Franco-Nevada agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada was entitled to royalty payments in respect of the period commencing January 1, 2022 and recognized $3.0 million in revenue from the Caserones royalty in 2022.

Franco-Nevada also completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Acquisition of Additional Royalty on Castle Mountain – U.S.A.

On May 2, 2022, Franco-Nevada acquired, through a wholly-owned subsidiary, an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with Franco-Nevada’s 2.65% NSR on the broader Castle Mountain land position, the Company now has an effective 4.65% NSR on the Pacific Clay claims.

Repayment of Loan Receivable from Noront Resources Ltd. – Canada

Franco-Nevada held a loan receivable in the principal amount of $25.0 million from Noront Resources Ltd. (“Noront”), which was extended to Noront as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario in April 2015 that had a maturity date of September 30, 2022. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd. (“Wyloo”), Franco-Nevada received $42.7 million as full repayment of the loan. The Company continues to own several royalties over Wyloo’s properties in the Ring of Fire.

Financing Package with G Mining Ventures on the Tocantinzinho Gold Project – Brazil

On July 18, 2022, Franco-Nevada acquired, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). FNBC will provide a deposit of $250.0 million. Additionally, one of Franco-Nevada’s wholly-owned subsidiaries agreed to provide G Mining Ventures with a $75.0 million secured term loan facility (the “Term Loan”).

Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered. The $250.0 million deposit will become available after G Mining Ventures has spent at least $95.0 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.

The Term Loan is a $75.0 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream. The Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Pursuant to the Term Loan, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million common shares of G Mining Ventures (“G Mining Common Shares”) with a 5-year term and an exercise price of C$1.90 per G Mining Common Share.

Franco-Nevada also subscribed for 44,687,500 G Mining Common Shares at a price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million).

As at March 17, 2023, Franco-Nevada has not advanced any funding to G Mining Ventures pursuant to the Stream or the Term Loan agreements. The Company currently anticipates that funding for the Stream will commence at the end of Q1 2023.

Acquisition of Portfolio of Royalties – Chile

On July 25, 2022, Franco-Nevada acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, which collectively cover approximately 230 km2 in northern Chile, for $1.0 million.

Financing Package with Westhaven Gold Corp. on Spences Bridge Gold Belt Claims – Canada

On October 6, 2022, Franco-Nevada acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in southern British Columbia for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. Franco-Nevada also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million. Total coverage for both royalties comprises approximately 1,105 km2.

In addition, Franco-Nevada also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

Financing Package with Argonaut Gold on the Magino Gold Project – Canada

On October 27, 2022, Franco-Nevada acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut Gold”) construction-stage Magino gold project in Ontario for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut Gold’s current regional exploration properties. Argonaut Gold reported that the construction of the project was approximately 80% complete as at December 31, 2022, with first gold pour expected in H1 2023.

Franco-Nevada also completed a private placement with Argonaut Gold, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.5 million).

Acquisition of Additional Royalty on Eskay Creek – Canada

On December 30, 2022, Franco-Nevada acquired an additional 0.5% NSR from Skeena on Eskay Creek for total consideration of $21.0 million (C$28.5 million) payable as follows: (i) $19.9 million (C$27.0 million) paid on closing of the transaction and (ii) $1.1 million (C$1.5 million) of contingent consideration payable upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek. In connection with this transaction, Skeena and Franco-Nevada terminated the right of first refusal to purchase a 0.5% NSR on Eskay Creek, which right was granted to Franco-Nevada on December 24, 2021.

With the acquisition of this royalty, Franco-Nevada now has a 1.5% NSR over Eskay Creek covering the majority of the project’s land package, including the known mineral resource.

Receipt of Valentine Gold Royalty Buy-back – Canada

Subsequent to year-end, on February 22, 2023, Marathon Gold Corporation (“Marathon”) exercised its option to buy back 0.5% of the 2.0% NSR by paying $7.0 million to the Company. Franco-Nevada acquired the NSR, which covers the Valentine Gold project in Newfoundland & Labrador, on February 21, 2019 for $13.7 million (C$18.0 million).

Acquisition of Gold Royalties – Australia

Subsequent to year-end, on February 22, 2023, Franco-Nevada acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources Limited’s Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction and (ii) $1.3 million in a contingent payment upon first gold production at Rebecca.

Acquisition of Mineral Royalty Rights with Continental Resources, Inc. – U.S.A.

Through a wholly-owned subsidiary, the Company has a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture in Q4 2022 and 2022 of $4.4 million and $12.2 million, respectively (Q4 2021 and 2021 – $11.7 million and $22.4 million, respectively). As at December 31, 2022, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $440.6 million and the Company has remaining commitments of up to $79.4 million.

Credit Facility

On August 15, 2022, the Company renewed its $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”), extending the maturity date to August 15, 2027. As at December 31, 2022, there were no amounts borrowed against the

Corporate Revolver. However, the Company has posted security in the form of standby letters of credit in the amount of $18.8 million (C$25.5 million) in connection with the audit by the CRA. These standby letters of credit reduce the available balance under the Corporate Revolver.

Proposed Concession Contract for Cobre Panama Mine – Panama

In February 1996, the Republic of Panama and Minera Panama, S.A. (“MPSA”), a subsidiary of First Quantum Minerals Ltd. (“First Quantum”), entered into a mining concession contract in respect of the Cobre Panama project (the “Concession Contract”). On February 26, 1997, the Concession Contract was approved by the National Assembly of Panama through law 9 of 1997 ("Law 9") and Law 9 was published in the Official Gazette on February 28, 1997. Law 9 granted the status of national law to the Concession Contract, establishing a statutory legal and fiscal regime for the development of the Cobre Panama project. On December 30, 2016, the GOP signed and issued Resolution No. 128 (the “Extension Resolution”) by which it extended the Concession Contract held by MPSA for a second 20-year term commencing March 1, 2017, and concluding February 28, 2037.

In September 2018, First Quantum became aware of a ruling of the Supreme Court of Panama (the “Supreme Court”) in relation to the constitutionality of Law 9. In July 2021, following the Supreme Court’s unconstitutionality ruling but before it was published in the Official Gazette, the GOP established a multidisciplinary commission including the Minister of Commerce and Industries (“MICI”), Minister of Environment, and Minister of Employment to discuss the Law 9 matter and seek resolution. In September 2021, MICI publicly announced the culmination of high-level formal discussions with First Quantum on two topics related to the Concession Contract – environmental and labour matters.

In January 2022, the GOP presented a new fiscal proposal for the Cobre Panama mine. On December 15, 2022, following the expiration of a deadline to reach an agreement regarding a refreshed Concession Contract, the GOP announced plans to order MPSA to suspend operations. On December 21, 2022, MPSA received formal notification from MICI of a resolution requiring MPSA to submit a plan within 10 working days to suspend commercial operations at Cobre Panama and put the mine under “care and maintenance”. On December 28, 2022, First Quantum announced that MPSA had initiated precautionary legal measures in the Panamanian courts and through arbitration under the existing Concession Contract and had notified the GOP of its intent to initiate international arbitration under the Canada-Panama Free Trade Agreement. On January 26, 2023, the Panama Maritime Authority (the “AMP”) issued a resolution that required the suspension of concentrate loading operations at the Cobre Panama port, Punta Rincón. On February 23, 2023, as a result of the AMP’s refusal to permit copper concentrate loading operations at the port, MPSA suspended ore processing operations.

On March 8, 2023, First Quantum announced that MPSA agreed to and finalized the draft of a concession contract (the "Proposed Concession Contract") with the GOP for the Cobre Panama mine. The Proposed Concession Contract will have an initial 20-year term, with a 20-year extension option and additional extensions for the life of mine. The Proposed Concession Contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly. MPSA has received authorization from the AMP and concentrate loading operations at the Punta Rincón port have resumed. Cobre Panama processing operations have resumed to normal levels with all three trains operating. MPSA continues to remobilize the workforce to full staffing levels.

CRA Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years. Subsequent to year-end, the CRA expanded its audit up to the 2019 taxation year. The Company has not received any proposal or Notices of Reassessment in connection with this. A description of the matters and amounts at issue is included in the notes to Franco-Nevada’s financial statements for the year ended December 31, 2022.

Guidance

The following contains forward looking statements. Reference should be made to the “Forward Looking Statements” section at the beginning of this AIF. For a description of material factors that could cause our actual results to differ materially from the forward looking statements below, please see the “Forward Looking Statements” section of this AIF and the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2023 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

For 2023, we expect GEO sales from our Precious Metal assets in 2023 to be consistent with 2022, but anticipate a reduction in total GEO sales primarily based on lower assumed oil and gas prices. We anticipate Cobre Panama achieving its expanded throughput capacity later this year and have adjusted our forecast to reflect the impact of shipment timing following the restriction of concentrate shipments in February 2023. Our guidance also reflects anticipated initial contributions from new mines including Magino, Séguéla and Salares Norte. We are guiding to lower GEOs from our Energy assets based on lower assumed oil and gas prices.

	2023 guidance	2022 actual	2021 actual
Total GEO sales	640,000 - 700,000	729,960	728,237
Precious Metal GEO sales	490,000 - 530,000	510,385	558,397
(1)	We expect our streams to contribute between 360,000 and 400,000 of our GEO sales for 2023. For the year ended December 31, 2022, we sold 382,510 GEOs from our streams.
(2)	For our 2023 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,800/oz Au, $21.00/oz Ag, $900/oz Pt, $1,500/oz Pd, $120/tonne Fe 62% CFR China, $80/bbl WTI oil and $3.00/mcf Henry Hub natural gas.
(3)	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $79.4 million.

Precious Metals

•

South America: For Candelaria, we forecast between 60,000 and 70,000 GEOs sold, compared to 69,854 GEOs sold in 2022 due to sequencing of the open pit. For Antapaccay, we anticipate GEOs sold to increase from 53,023 GEOs in 2022 to between 57,500 and 67,500 GEOs reflecting higher expected production based on the mining sequence. For Antamina, we anticipate a decrease in deliveries due to silver grades which are forecasted to be lower than average in 2023. While we sold 3.1 million silver ounces in 2022, we expect 2023 sales to be between 2.4 to 2.8 million silver ounces, equivalent to between 27,500 and 32,500 GEOs. We also expect the commencement of commercial production at the Salares Norte mine to start in Q4 2023, however we do not anticipate meaningful royalty payments until 2024.

•

Central America & Mexico: Based on First Quantum’s most recent 2023 guidance of between 350,000 and 380,000 tonnes of copper, attributable GEO production to Franco-Nevada from Cobre Panama would be between 131,000 to 142,000 GEOs. Following the restriction of concentrate shipments in February 2023, we have made a larger allowance for the impact of shipment timing for the year and expect between 115,000 and 135,000 GEOs delivered and sold. For Guadalupe-Palmarejo, we anticipate a decrease in GEOs, from 41,000 GEOs sold in 2022 to between 35,000 and 40,000 GEOs, as we expect less production sourced from ground covered by our stream.

•

United States: We expect higher PGM production in 2023 than in 2022, with production rates normalizing since the regional flood that occurred in June 2022. However, production from Stillwater West is expected to be temporarily affected following an incident reported in March 2023 that damaged shaft infrastructure. In addition, on a gold equivalent basis however, we expect fewer GEOs, reflecting a less favorable conversion ratio to gold based on the commodity prices we assumed for our 2023 guidance. We expect higher production from our royalty at Marigold which reflects an increase in production as a result of mine sequencing. Higher production is expected from Bald Mountain as more mining is done on higher royalty rate ground. These increases are expected to be partly offset by lower GEOs from South Arturo due to underground mine sequencing and Gold Quarry where our royalty payment is tied to estimated Mineral Reserves.

•

Canada: We expect payments from our recently acquired royalty on the Magino gold project to commence shortly after the first gold pour, anticipated in H1 2023. We also expect higher payments from Musselwhite as capital costs are recovered following the fire at the mine in 2019. These increases are expected to be partly offset by lower royalties from our Hemlo NPI as we forecast a lower proportion of production will be sourced from our royalty ground.

•

Rest of World: We anticipate increased production at Tasiast as the mine continues to increase throughput capacity to 24,000 tonnes per day. We also expect an increase in GEOs from our stream at MWS compared to 2022, when production was impacted by material and water supply constraints. We also expect initial contributions from the Séguéla project in Cote d’Ivoire, where the first gold pour is anticipated in mid-2023. These expected increases will be partly offset by a decrease in GEOs from our Karma stream, where operations were suspended following security incidents in 2022.

Diversified

•

Iron ore: For our 2023 guidance, we assumed benchmark prices of $120/tonne 62% Fe. Together with our Other Mining assets, including the recently acquired Caserones royalty, we expect our Diversified Mining assets to contribute between 35,000 and 55,000 GEOs, compared to 34,563 GEOs in 2022.

•

Energy: Our Energy assets were significant contributors to our 2022 revenue as a result of the rally in oil and gas prices during the year, generating 185,012 GEOs. For 2023, we have assumed lower commodity prices than in 2022 of $80/bbl WTI for oil and $3.00/mcf Henry Hub for natural gas. Based on these prices, we expect between 105,000 and 125,000 GEOs from our Energy assets. Production from our U.S. assets is expected to be consistent with volumes produced in 2022. Recently acquired royalties under our Royalty Acquisition Venture with Continental are expected to provide additional volume contribution. Production levels from our Canadian assets are expected to remain stable, however, the

Weyburn NRI volumes, which are accounted for net of operating and capital costs, are expected to be lower due to softer commodity prices.

Depletion: We estimate depletion and depreciation expense in 2023 to be between $275.0 million to $305.0 million. In comparison, depletion and depreciation expense in 2022 was $286.2 million.

Capital Commitments: As of December 31, 2022, our remaining capital commitment to the Royalty Acquisition Venture with Continental is $79.4 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2023. In addition, we expect to commence funding of our $250.0 million commitment to G Mining Ventures pursuant to our Stream agreement relating to the Tocantinzinho project at the end of Q1 2023.

5-Year Outlook: We expect our portfolio to produce between 760,000 and 820,000 GEOs in 2027, of which 565,000 to 605,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the expansion of the mill throughput capacity to 100 million tonnes per year at Cobre Panama, increased production from Vale’s Northern and Southeastern systems, and production growth from the continued development of our U.S. Energy assets. It also assumes the commencement of production at Stibnite, Copper World and Eskay Creek. It anticipates that our attributable production from Candelaria will step down from 68% to 40% of gold and silver produced and reflects that our stream at MWS will have reached its cap in 2024.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property. Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Revenue-based Royalties: The majority of royalty revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described in general terms below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GORR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions. Some contracts refer to gross proceeds (“GP”) which have been characterized as comparable to GRs in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil & gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement. NPI payments generally begin after payback of capital costs. Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Net Royalty Interest (“NRI”) is paid net of operating and capital costs similar to an NPI.

Fixed Royalties: Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold. Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil and gas business are more standardized than those found in the mining business.

Streams: Streams are distinct from royalties. They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price. In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce (typically the lesser of (i) $400 per ounce with a small inflationary adjustment and (ii) the spot price at the time of delivery) or a percentage of the spot price for gold payable in cash (the “Ongoing Price”) and the balance paid by applying the upfront deposit. Once the upfront deposit is fully applied, the purchase price is the Ongoing Price. Precious metals streams are well suited to co-product production providing incentive to the operator to produce the precious metals. Because streams can also be used as a form of financing a project, the stream structure may also help maintain the borrowing capacity for the project. Streams can provide higher leverage to commodity price changes when structured with a fixed purchase price per ounce.

Working Interests (“WI”): A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro-rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example Economics of a Royalty (NSR or NPI) versus a Stream

The example below compares the relative value per ounce to Franco-Nevada of an NSR, a stream or an NPI or WI.  Assume for one ounce of gold, a sales price of $1,800, a “stream cost”(1) of $400 per ounce and that the “all-in sustaining cost”(2) of the mine is $1,222 per ounce.

				Developed
	NSR	Stream		NPI or WI
One ounce sold at	$1,800	$1,800		$1,800
Applicable cost	—	$400	(1)	$1,222	(2)
Margin for calculation	$1,800	$1,400		$578

NSR, Stream or NPI %	4%	4%		4%
Revenue per ounce to FNV	$72	$56		$23
Value relative to an NSR	1x	0.78x		0.32x

(1)	Franco-Nevada’s streams have various ongoing costs. In some cases, it is $400 per ounce plus a 1% annual increment, in other cases it is 20% of the spot price of gold. For each stream, Franco-Nevada indicates the detail for ongoing costs.
(2)	For applicable costs for a developed NPI or WI, Franco-Nevada is, for illustrative purposes, assuming Barrick Gold Corporation’s (“Barrick”) 2022 all-in sustaining cash cost measure, as Barrick is the operator of two assets at which Franco-Nevada has NPI interests.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Franco-Nevada holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 9, 2023 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada. Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio. Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Franco-Nevada is dependent on the operators of the properties and their qualified persons to provide information to Franco-Nevada or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty, stream or other interests and generally has limited or no ability to independently verify such information. Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty, stream or other interest. Franco-Nevada’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral resources, mineral reserves and production of a property.

Except where otherwise noted, the disclosure in this AIF relating to mineral resources and mineral reserves statements for individual properties is made as at December 31, 2022. In addition, such numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Franco-Nevada and, therefore, there may be some inconsistencies between the significant digits presented in this AIF and the information publicly disclosed by owners and operators.

Franco-Nevada considers its stream interests in the Candelaria mine and the Cobre Panama mine to be its only material mining projects for the purposes of NI 43-101. Franco-Nevada will continue to assess the materiality of its assets as new assets are acquired or move into production. During 2023, Franco-Nevada intends to continue to evaluate whether the inclusion of the Summary of Mineral Resources and Mineral Reserves contained in this AIF should be continued to be included going forward. For additional information, please refer to Franco-Nevada’s most recent Asset Handbook which can be found on our website.

Information contained in this AIF with respect to each of the Candelaria mine and the Cobre Panama mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

The disclosure contained in this AIF of a scientific or technical nature for the Candelaria mine is based on (i) the technical report entitled “Technical Report for the Candelaria Copper Mining Complex, Atacama Region, Region III, Chile” dated February 22, 2023 which technical report was prepared for Lundin Mining Corporation (“Lundin”) and filed under Lundin’s SEDAR profile on February 22, 2023 (the “Candelaria Technical Report”); (ii) the information disclosed in the annual information form of Lundin dated February 22, 2023 and filed under Lundin’s SEDAR profile on February 22, 2023; and (iii) the management’s discussion and analysis of Lundin for the year ended December 31, 2022, dated as of February 22, 2023 and filed under Lundin’s SEDAR profile on February 22, 2023.

The technical and scientific disclosure contained in this AIF for the Cobre Panama mine is based on (i) the technical report entitled “Cobre Panamá Project -- Colón Province, Republic of Panamá -- NI 43-101 Technical Report” and dated March 2019, which was prepared for First Quantum and filed under First Quantum’s SEDAR profile on March 29, 2019 (“Cobre Panama Technical Report”); (ii) the information disclosed in the annual information form of First Quantum dated March 28, 2022 and filed under First Quantum’s SEDAR profile on March 28, 2022; and (iii) the management’s discussion and analysis of First Quantum for the year ended December 31, 2022 and filed under First Quantum’s SEDAR profile on February 15, 2023.

The technical and scientific information contained in this AIF including relating to the Candelaria mine  and the Cobre Panama mine was reviewed and approved in accordance with NI 43-101 by Amri Sinuhaji, P.Eng., Vice President, Mining of the Corporation and a “Qualified Person” as defined in NI 43-101.

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of Mineral Resource and Mineral Reserve estimates covering properties related to mining assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum definitions (“CIM”), but have instead been prepared in reliance upon other comparable international reporting codes, including JORC (Australia), SAMREC (South Africa) and Regulation S-K 1300 (collectively, the “Acceptable Foreign Codes”). Similar to the CIM, reporting standards adopted by these Acceptable Foreign Codes are all compliant with the international Mineral Resource and Mineral Reserve Guidelines defined by the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”).

In each case, the Mineral Resources and Mineral Reserves reported in this AIF are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, Franco-Nevada is unable to reconcile the Mineral Resource and Mineral Reserve estimates prepared in reliance with the Acceptable Foreign Codes with that of CIM. Franco-Nevada sought confirmation from one of its technical advisory firms, that is comprised of engineers experienced in the preparation of Mineral Resource and Mineral Reserve estimates using CIM and each of the Acceptable Foreign Codes, of the extent to which an estimate prepared under an Acceptable Foreign Code would differ from that prepared under CIM. Franco-Nevada was advised that CIM are largely comparable to those of the Acceptable Foreign Codes and that the Mineral Resource and Mineral Reserve definitions and categories are similar to CIM as adopted in NI 43-101 and will typically result in reporting of substantially similar Mineral Resource and Mineral Reserve estimates. Such advisors further confirmed, without reference to the procedures in which the estimates prepared using Acceptable Foreign Codes that are reproduced in this AIF were conducted, that in the course of their preparation of a Mineral Resource or Mineral Reserve estimate they would effectively apply similar procedures to prepare and report the Mineral Resource or Mineral Reserve estimate regardless of the reliance on CIM or any of the Acceptable Foreign Codes.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development. By commodity, assets are characterized as “Precious Metals” or “Diversified”. “Precious Metals” includes gold, silver, and PGM assets. “Diversified” includes iron ore, other mining and energy assets (which encompass oil, gas and natural gas liquids). “Producing” assets are those that have generated revenue from steady-state operations for Franco-Nevada or are expected to in the next year. “Advanced” assets are interests on projects which are not yet producing but where, in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. “Exploration” assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral resources or mineral reserves; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral resources or mineral reserves.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

For accounting purposes, the number of assets has been counted in different manners depending on the category. Royalties on a producing or advanced property are generally counted as a single asset even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex. Streams covering a group of mines in close proximity and operated by a common operator, such as the Sudbury streams, have also been counted as one asset. However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury streams for gold and PGM. Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property. Franco-Nevada’s energy interests are subdivided into Producing Assets, which are assets that are currently producing oil or natural gas, or Exploration Assets, which are undeveloped assets that are not producing oil or natural gas. Franco-Nevada’s energy interests consist of a variety of working interests and royalty interests which are derived from a large number of underlying leases, contractual agreements and mineral title covering land positions primarily in western Canada and Oklahoma, North Dakota, Pennsylvania and Texas in the United States. For accounting purposes, these leases, contracts and mineral title have been grouped into distinct land areas and tabulated as individual assets. In many cases, Franco-Nevada owns multiple royalties or working interests that pertain to the same land area, and in these circumstances, the interests are counted as a single asset.

As of March 17, 2023, Franco-Nevada estimates that it holds 230 precious metals assets and 189 diversified assets for a total of 419 assets.

Franco-Nevada Asset Tabulation at March 17, 2023
	Precious Metals	Diversified	TOTAL
Producing	44	69	113
Advanced	38	7	45
Exploration	148	113	261
TOTAL	230	189	419

Summary of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves tabulated in this AIF reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in which Franco-Nevada has interests. However, Franco-Nevada’s interests often do not cover the entire Mineral Resource and Mineral Reserve that is publicly reported by the operator. This could be a result of the underlying agreement not applying to the entire property or due to the underlying agreement not applying to 100% of the disclosed Mineral Resources and Mineral Reserves. In such cases, Franco-Nevada is reporting either that portion of the Mineral Resource and Mineral Reserve covered by its interests or is providing its best approximation as to the percentage covered by Franco-Nevada’s interests.

		Mineral Resources - Inclusive of Mineral Reserves							Mineral Resources			Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Inferred			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
GOLD - SOUTH AMERICA	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
Candelaria	3,4	826,839	0.13	3,373	405,558	0.15	1,963	5,336	149,583	0.10	484	80%
Antapaccay	5	306,000	0.08	787	937,000	0.08	2,292	3,079	120,000	0.05	193	100%
Condestable	6	32,975	0.24	255	55,438	0.24	426	688	60,489	0.24	479	100%
Sossego	1,7	164,100	0.12	638	236,800	0.12	950	1,589	21,700	0.10	70	varies by deposit
Cerro Moro	1,8	542	7.98	139	2,144	6.31	435	574	1,488	4.73	226	90%
Salares Norte	9	—	—	—	26,424	4.63	3,933	3,933	2,649	1.67	142	100%
Cascabel	10	1,209,800	0.39	15,090	1,980,700	0.15	9,660	24,850	649,100	0.12	2,520	100%
Tocantinzinho	11	17,609	1.49	841	30,505	1.29	1,261	2,102	1,580	0.99	50	100%
Posse (Mara Rosa)	12	14,000	1.20	510	19,000	1.10	640	1,200	100	0.60	2	100%
Taca Taca	13	421,500	0.14	1,853	1,781,800	0.07	4,200	6,052	716,900	0.05	1,183	100%
CentroGold (Gurupi)	14	—	—	—	29,200	1.82	1,705	1,705	10,400	1.71	572	100%
Calcatreu	15	—	—	—	9,841	2.11	669	669	8,078	1.34	348	100%
San Jorge	16	79,518	0.22	584	104,091	0.19	626	1,211	11,235	0.16	59	100%
Volcan	17	105,918	0.74	2,513	283,763	0.70	6,368	8,881	41,553	0.50	671	5%
GOLD - CENTRAL AMERICA & MEXICO
Cobre Panama	18	177,300	0.13	741	3,294,300	0.06	6,418	7,159	1,090,400	0.04	1,296	100%
Guadalupe-Palmarejo	1,2,19	7,358	2.15	508	27,962	1.80	1,619	2,127	5,110	2.31	380	90%
GOLD - UNITED STATES
Carlin Trend	20	86,179	4.69	13,008	243,902	2.35	17,886	30,894	118,699	2.34	8,943	35%
Marigold	1,21	—	—	—	319,100	0.49	5,004	5,004	21,800	0.36	252	97%
Bald Mountain	1,22	8,381	0.70	190	276,664	0.50	4,163	4,353	50,064	0.30	522	96%
Mesquite	1,23	115	0.81	3	135,174	0.43	1,852	1,855	84,030	0.34	912	100%
Castle Mountain	1,24	85,691	0.55	1,515	246,442	0.52	4,123	5,638	69,890	0.63	1,422	100%
Fire Creek/Midas	1,2,25	2	17.14	1	171	16.60	91	92	69,474	1.43	3,185	100%
Hollister	1,2,26	16	19.05	10	64	19.59	40	51	582	14.58	273	100%
Stibnite Gold	27	—	—	—	148,160	1.33	6,320	6,320	52,128	0.96	1,611	100%
Sandman	28	—	—	—	18,550	0.73	433	433	3,246	0.58	61	32%
Robinson	29	317,942	0.18	1,840	40,173	0.15	194	2,072	11,942	0.18	69	100%
Mountain View	30	—	—	—	—	—	—	—	23,200	0.57	427	100%
GOLD - CANADA
Detour Lake	1,31	138,483	1.03	4,567	1,440,616	0.74	34,071	38,638	58,317	0.62	1,156	100%
Sudbury	32	not available			not available			—	not available			not available
Hemlo	33	720	5.11	120	52,000	2.09	3,500	3,600	5,400	3.30	580	20%
Brucejack	34	4,300	8.00	1,100	18,100	10.70	6,200	7,200	9,400	10.30	3,100	100%
Kirkland Lake	1,35	407	12.07	158	20,575	5.46	3,612	3,770	22,291	4.43	3,175	100%
Dublin Gulch (Eagle)	36	35,000	0.62	705	198,000	0.57	3,596	4,304	30,000	0.52	497	100%
Musselwhite	1,37	4,700	5.03	760	9,600	5.35	1,650	2,410	3,000	4.15	410	100%
Timmins West	1,38	1,770	3.13	178	5,139	3.01	497	675	174	4.36	24	100%
Canadian Malartic	1,39	51,604	0.70	1,158	102,580	2.17	7,156	8,314	37,986	2.27	2,772	30%
Island Gold	1,40	854	8.81	242	4,648	10.12	1,513	1,755	8,066	13.61	3,529	85%
Golden Highway - Holt Complex	1,41	5,806	4.29	800	5,884	4.75	898	1,699	9,097	4.48	1,310	100%
Golden Highway - Hislop	1,42	—	—	—	1,337	4.00	173	173	804	3.80	97	100%
Golden Highway - Aquarius	1,43	—	—	—	23,112	1.49	1,106	1,106	502	0.87	14	100%
Magino	44	43,558	0.98	1,367	88,849	0.93	2,652	4,019	20,919	0.78	526	100%
Greenstone (Hardrock)	1,45	5,623	1.28	232	145,463	1.45	6,775	7,007	24,948	3.83	3,072	100%
Valentine Gold	46	29,230	2.19	2,060	35,400	1.67	1,900	3,960	20,750	1.65	1,100	100%
Eskay Creek	47	22,521	3.58	2,590	25,274	1.82	1,477	4,067	3,750	1.47	177	100%
Red Lake (McFinley)	48	—	—	—	2,100	4.63	317	317	1,800	3.84	220	100%
Courageous Lake	49	13,401	2.53	1,100	93,914	2.28	6,900	8,000	53,587	2.26	3,900	100%
Goldfields	50	—	—	—	23,200	1.31	980	980	7,100	0.92	211	100%
Monument Bay	51	—	—	—	36,581	1.52	1,787	1,787	41,946	1.32	1,781	100%
Red Mountain	52	1,920	8.81	544	1,271	5.85	239	783	405	5.32	69	100%
Fenelon-Martiniere	53	—	—	—	30,702	3.09	3,054	3,054	24,680	2.96	2,351	100%
Spences Bridge (Shovelnose)	54	—	—	—	10,592	2.32	791	791	9,177	0.89	263	100%
GOLD - AUSTRALIA
Duketon	55	26,000	0.83	690	108,000	0.99	3,430	4,120	34,000	0.94	1,030	86%
Matilda (Wiluna)	56	1,430	1.24	57	57,100	1.91	3,495	3,552	19,900	3.09	1,978	100%
South Kalgoorlie	57	2,799	2.91	262	12,136	3.03	1,183	1,445	10,116	3.25	1,058	75%
Yandal (Bronzewing)	58	17,821	1.60	914	57,614	1.60	2,995	3,909	8,878	1.60	459	47%
Aphrodite	59	—	—	—	17,614	2.05	1,163	1,163	7,892	1.97	500	100%
Red October	60	105	8.00	27	483	5.67	88	116	2,287	7.54	555	100%
Henty	61	—	—	—	1,800	4.50	257	257	900	4.00	111	100%
Bullabulling	62	—	—	—	68,805	0.99	2,190	2,190	26,595	1.19	1,020	50%
Rebecca	63	—	—	—	26,000	1.20	1,000	1,000	5,700	1.00	190	100%
Edna May	64	884	2.10	60	23,110	0.95	707	767	7,039	0.96	217	2%
Glenburgh	65	—	—	—	13,500	1.00	431	431	2,800	0.90	79	100%
GOLD - REST OF WORLD
MWS	66	75,200	0.22	533	165,400	0.25	1,317	1,849	—	—	—	fixed interest
Sabodala-Massawa Complex	67	22,300	1.18	843	83,800	2.04	5,490	6,333	19,900	2.16	1,380	49%
Tasiast	1,68	63,303	1.16	2,359	89,945	1.69	4,880	7,239	18,565	2.40	1,443	100%
Subika (Ahafo)	1,69	40,600	1.88	2,454	96,600	2.16	6,710	9,160	21,200	2.41	1,640	43%
Karma	70	300	0.40	4	47,700	1.24	1,894	1,898	16,200	1.30	679	100%
Edikan	71	18,200	1.06	620	37,900	1.04	1,265	1,885	5,300	1.66	283	100%
Kiziltepe	72	600	3.01	58	698	2.33	52	110	1,180	2.09	79	100%
Seguela	1,73	—	—	—	19,171	2.61	1,611	1,611	9,154	3.26	960	100%
Perama Hill	74	3,093	4.15	412	10,973	2.73	962	1,374	16,006	1.53	787	100%
Agi Dagi	1,75	2,516	0.74	60	104,453	0.63	2,132	2,192	19,551	0.52	330	100%
Sissingue	76	1,300	1.34	56	1,200	1.39	55	111	100	1.10	2	100%
TOTAL GOLD MINERAL RESOURCES*				71,488			217,421	288,987			71,464

*Total excludes New Prosperity

		Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
GOLD - SOUTH AMERICA	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
Candelaria	3,4	512,724	0.11	1,856	142,574	0.14	623	655,298	0.12	2,479	80%
Antapaccay	5	225,000	0.08	579	275,000	0.07	619	499,000	0.07	1,198	100%
Condestable	6	20,802	0.18	120	7,409	0.19	45	28,211	0.18	163	100%
Sossego	7	1,500	0.23	11	83,900	0.17	459	85,400	0.18	470	100%
Cerro Moro	8	365	9.27	109	1,384	7.82	348	1,749	8.12	457	95%
Salares Norte	9	—	—	—	20,763	5.19	3,467	20,763	5.19	3,467	100%
Cascabel	10	—	—	—	558,000	0.52	9,370	558,000	0.52	9,370	100%
Tocantinzinho	11	17,973	1.46	842	30,703	1.22	1,200	48,676	1.31	2,042	100%
Posse (Mara Rosa)	12	11,800	1.20	456	12,000	1.16	446	23,800	1.18	902	100%
Taca Taca	13	408,300	0.13	1,750	1,350,200	0.08	3,337	1,758,500	0.09	5,087	100%
CentroGold (Gurupi)	14	—	—	—	20,000	1.70	1,100	20,000	1.70	1,100	100%
Calcatreu	15	—	—	—	—	—	—	—	—	—	100%
San Jorge	16	—	—	—	—	—	—	—	—	—	100%
Volcan	17	—	—	—	—	—	—	—	—	—	5%
GOLD - CENTRAL AMERICA & MEXICO
Cobre Panama	18	175,000	0.12	675	2,760,800	0.07	6,186	2,935,900	0.07	6,861	100%
Guadalupe-Palmarejo	2,19	3,702	2.02	241	12,808	1.73	712	16,512	1.80	953	91%
GOLD - UNITED STATES
Carlin Trend	20	34,146	6.07	6,667	112,195	2.73	9,919	146,341	3.50	16,260	35%
Marigold	21	—	—	—	203,800	0.52	3,410	203,800	0.52	3,410	97%
Bald Mountain	22	—	—	—	36,900	0.50	625	36,900	0.50	625	91%
Mesquite	23	34	0.79	1	30,264	0.48	470	30,298	0.48	471	100%
Castle Mountain	24	84,910	0.55	1,498	172,990	0.48	2,670	257,900	0.51	4,168	100%
Fire Creek/Midas	2,25	—	—	—	—	—	—	—	—	—	100%
Hollister	2,26	—	—	—	—	—	—	—	—	—	100%
Stibnite Gold	27	—	—	—	104,626	1.43	4,816	104,626	1.43	4,816	100%
Sandman	28	—	—	—	—	—	—	—	—	—	32%
Robinson	29	110,513	0.15	533	8,860	0.12	34	119,374	0.15	576	100%
Mountain View	30	—	—	—	—	—	—	—	—	—	100%
GOLD - CANADA
Detour Lake	31	107,622	0.91	3,133	742,795	0.73	17,551	850,417	0.76	20,683	100%
Sudbury	32	not available			not available			not available			not available
Hemlo	33	500	4.93	79	23,000	2.19	1,600	23,000	2.25	1,700	20%
Brucejack	34	2,400	7.90	600	12,000	8.40	3,300	14,400	8.30	3,900	100%
Kirkland Lake	35	135	15.33	66	3,802	15.11	1,847	3,937	15.11	1,913	100%
Dublin Gulch (Eagle)	36	21,000	0.68	464	97,000	0.63	1,943	118,000	0.64	2,407	100%
Musselwhite	37	3,400	5.48	590	7,000	5.89	1,320	10,400	5.76	1,920	100%
Timmins West	38	1,518	3.03	148	4,172	2.94	393	5,690	2.96	541	100%
Canadian Malartic	39	51,604	0.70	1,158	52,370	1.10	1,852	103,976	0.90	3,010	8%
Island Gold	40	833	8.92	239	3,393	11.24	1,225	4,225	10.78	1,464	90%
Golden Highway - Holt Complex	41	—	—	—	—	—	—	—	—	—	100%
Golden Highway - Hislop	42	—	—	—	—	—	—	—	—	—	100%
Golden Highway - Aquarius	43	—	—	—	—	—	—	—	—	—	100%
Magino	44	26,286	1.24	1,044	39,238	1.10	1,383	65,526	1.15	2,427	100%
Greenstone (Hardrock)	45	5,623	1.28	232	129,700	1.27	5,307	135,323	1.27	5,538	100%
Valentine Gold	46	23,360	1.89	1,430	28,220	1.40	1,270	51,580	1.62	2,690	100%
Eskay Creek	47	17,300	3.64	2,020	12,600	2.10	850	29,900	2.99	2,870	100%
Red Lake (McFinley)	48	—	—	—	500	5.82	98	500	5.82	98	100%
Courageous Lake	49	12,000	2.41	1,000	79,000	2.17	5,500	91,000	2.20	6,500	100%
Goldfields	50	—	—	—	—	—	—	—	—	—	100%
Monument Bay	51	—	—	—	—	—	—	—	—	—	100%
Red Mountain	52	2,194	6.68	471	351	5.51	62	2,545	6.52	534	100%
Fenelon-Martiniere	53	—	—	—	—	—	—	—	—	—	100%
Spences Bridge (Shovelnose)	54	—	—	—	—	—	—	—	—	—	100%
GOLD - AUSTRALIA
Duketon	55	14,000	0.53	240	29,000	1.24	1,160	43,000	1.01	1,400	88%
Matilda (Wiluna)	56	570	1.29	24	36,190	1.20	1,401	36,760	1.20	1,424	100%
South Kalgoorlie	57	919	3.32	98	2,717	4.11	359	3,636	3.91	457	82%
Yandal (Bronzewing)	58	10,495	1.50	522	31,476	1.60	1,625	41,971	1.60	2,147	44%
Aphrodite	59	—	—	—	2,782	3.60	322	2,782	3.60	322	100%
Red October	60	—	—	—	—	—	—	—	—	—	100%
Henty	61	—	—	—	983	3.60	115	983	3.60	115	100%
Bullabulling	62	—	—	—	—	—	—	—	—	—	50%
Rebecca	63	—	—	—	—	—	—	—	—	—	100%
Edna May	64	15	0.90	0	220	3.20	23	235	3.11	23	2%
Glenburgh	65	—	—	—	—	—	—	—	—	—	100%
GOLD - REST OF WORLD
MWS	66	21,100	0.26	179	166,800	0.24	1,307	187,800	0.25	1,485	fixed interest
Sabodala-Massawa Complex	67	19,200	1.14	705	43,600	2.41	3,381	62,800	2.02	4,086	49%
Tasiast	68	54,519	1.20	2,087	53,529	2.10	3,650	108,048	1.70	5,737	100%
Subika (Ahafo)	69	40,400	1.89	2,450	51,900	1.92	3,200	92,300	1.90	5,650	68%
Karma	70	300	0.40	4	5,200	0.93	154	5,500	0.90	158	100%
Edikan	71	8,700	1.16	325	28,100	1.13	1,019	36,900	1.13	1,344	100%
Kiziltepe	72	466	2.06	31	451	2.65	38	926	2.39	71	100%
Seguela	73	—	—	—	12,100	2.80	1,088	12,100	2.80	1,088	100%
Perama Hill	74	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250	100%
Agi Dagi	75	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166	100%
Sissingue	76	1,900	1.38	84	400	1.09	14	2,300	1.31	97	100%
TOTAL GOLD MINERAL RESERVES				35,197			116,194			151,091

		Silver Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Silver Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
Candelaria	4,77	826,839	1.91	50,709	405,558	2.29	29,924	80,632	149,583	1.16	5,570	80%
Antapaccay	78	306,000	1.53	15,047	937,000	1.83	55,167	70,214	120,000	0.87	3,357	100%
Antamina	1,79,80	281,200	9.97	90,125	607,400	11.85	231,396	321,223	1,244,800	11.50	460,197	22.5%
Condestable	81	32,975	5.87	6,221	55,438	6.28	11,192	17,410	60,489	6.29	12,233	100%
Cerro Moro	1,82	542	475.85	8,292	2,144	315.11	21,721	30,014	1,488	170.60	8,159	90%
Salares Norte	83	—	—	—	26,424	52.86	44,907	44,907	2,649	10.89	928	100%
Cascabel	84	1,192,000	1.37	52,400	1,470,000	0.84	39,800	92,200	544,000	0.61	10,600	100%
Calcatreu	85	—	—	—	9,841	19.83	6,275	6,275	8,078	13.09	3,399	100%
Cobre Panama	86	177,300	1.55	8,836	3,294,300	1.33	140,347	149,182	1,090,400	1.08	37,990	100%
Fire Creek/Midas	1,2,87	2	239.99	14	171	100.67	552	566	69,473	5.98	13,349	100%
Eskay Creek	88	22,521	93.02	67,350	25,274	38.15	31,003	98,353	3,750	22.18	2,674	100%
Mountain View	89	—	—	—	—	—	—	—	23,200	2.68	2,000	100%
TOTAL SILVER MINERAL RESOURCES				298,993			612,284	910,977			560,455

		Silver Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
Candelaria	4,77	512,724	1.62	26,773	142,574	2.06	9,426	655,298	1.72	36,199	80%
Antapaccay	78	225,000	1.20	8,681	275,000	1.20	10,610	499,000	1.20	19,290	100%
Antamina	79,80	155,400	8.60	43,086	126,800	11.20	45,464	282,200	9.80	88,252	22.5%
Condestable	81	20,802	5.28	3,531	7,409	6.89	1,641	28,211	5.70	5,170	100%
Cerro Moro	82	365	593.50	6,964	1,384	342.00	15,215	1,749	394.50	22,180	95%
Salares Norte	83	—	—	—	20,763	58.40	38,990	20,763	58.40	38,990	100%
Cascabel	84	—	—	—	558,000	1.65	30,000	558,000	1.65	30,000	100%
Calcatreu	85	—	—	—	—	—	—	—	—	—	100%
Cobre Panama	86	175,000	1.51	8,496	2,760,800	1.36	121,098	2,935,900	1.36	128,810	100%
Fire Creek/Midas	2,87	—	—	—	—	—	—	—	—	—	100%
Eskay Creek	88	17,300	99.00	55,100	12,600	50.00	20,500	29,900	79.00	75,500	100%
Mountain View	89	—	—	—	—	—	—	—	—	—	100%
TOTAL SILVER MINERAL RESERVES				152,631			292,943			444,392

		PGM Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	PGM Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
Stillwater	90	42,600	13.70	18,700	50,400	12.80	20,700	39,400	114,000	12.20	44,800	98%
Sudbury	91	not available			not available				not available			not available
Eagle's Nest	92	5,346	4.79	823	5,643	4.41	800	1,627	10,581	4.29	1,459	100%
Marathon (Sally)	93	—	—	—	24,801	0.62	494	494	14,019	0.48	218	100%
Pandora	94	22,195	4.81	3,415	147,317	4.60	21,707	25,122	21,220	4.72	3,171	80%
TOTAL PGM MINERAL RESOURCES				22,938			43,701	66,643			49,647

		PGM Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
Stillwater	90	10,000	13.50	4,300	50,300	13.60	22,000	60,200	13.60	26,300	98%
Sudbury	91	not available			not available			not available			not available
Eagle's Nest	92	5,264	4.65	787	5,867	3.72	702	11,131	4.16	1,489	100%
Marathon (Sally)	93	—	—	—	—	—	—	—	—	—	100%
Pandora	94	2,195	4.20	244	19,756	4.08	2,683	21,951	4.09	2,927	80%
TOTAL PGM MINERAL RESERVES				5,331			25,385			30,716

		Copper Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Copper Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs
Sossego	1,95	164,100	0.72	2,608	236,800	0.76	3,960	6,591	21,700	0.80	383	varies by deposit
Cascabel	96	1,209,800	0.47	12,655	1,980,700	0.27	11,971	24,626	649,100	0.24	3,439	100%
NuevaUnion (Relincho)	1,97	895,400	0.29	5,657	1,440,400	0.33	10,411	16,068	724,700	0.36	5,752	100%
Taca Taca	98	421,500	0.60	5,606	1,781,800	0.39	15,229	20,835	716,900	0.31	4,863	100%
Vizcachitas	99	273,000	0.43	2,605	1,268,000	0.37	10,416	13,021	1,823,000	0.34	13,747	100%
Copper World/East Pit	100	792,000	0.44	7,672	381,000	0.36	3,003	10,597	262,000	0.37	2,125	99%
Robinson	101	317,942	0.47	3,294	40,173	0.34	301	3,553	11,942	0.38	100	100%
TOTAL COPPER MINERAL RESOURCES				40,097			55,292	95,290			30,409

		Copper Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs
Sossego	95	1,500	0.83	27	83,900	0.61	1,128	85,300	0.62	1,166	100%
Cascabel	96	—	—	—	558,000	0.58	7,187	558,000	0.58	7,187	100%
NuevaUnion (Relincho)	97	576,400	0.34	4,320	977,400	0.36	7,757	1,553,800	0.35	12,078	100%
Taca Taca	98	408,300	0.59	5,295	1,350,200	0.39	11,757	1,758,500	0.44	17,052	100%
Vizcachitas	99	302,000	0.41	2,714	918,000	0.34	6,908	1,220,000	0.36	9,623	100%
Copper World/East Pit	100	—	—	—	—	—	—	—	—	—	100%
Robinson	101	110,513	0.42	1,023	8,860	0.28	55	119,374	0.41	1,078	100%
TOTAL COPPER MINERAL RESERVES				13,380			34,793			48,184

		Nickel Mineral Resources - Inclusive of Mineral Reserves										Est. % of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Nickel Inferred Mineral Resources			Resources Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained	by FNV Interest
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs
Falcondo	102	40,500	1.42	1,268	31,100	1.53	1,049	2,320	4,900	1.40	151	100%
Eagle's Nest	103	5,346	2.08	245	5,643	—	187	432	10,581	0.98	228	100%
Crawford	104	536,400	0.26	3,108	888,700	0.23	4,564	7,672	670,100	0.23	3,417	100%
Mt Keith	105	136,600	0.54	1,622	67,000	0.52	768	2,390	24,000	0.52	275	100%
TOTAL NICKEL MINERAL RESOURCES				6,244			6,567	12,814			4,072

		Nickel Mineral Reserves									Est. % of Mineral
		Proven			Probable			Proven & Probable			Reserves Covered
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	by FNV Interest
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs
Falcondo	102	44,900	1.28	1,267	26,300	1.36	789	71,200	1.31	2,056	100%
Eagle's Nest	103	5,264	2.02	234	5,867	1.38	178	11,131	1.68	413	100%
Crawford	104	—	—	—	—	—	—	—	—	—	100%
Mt Keith	105	67,600	0.57	847	20,000	0.55	240	87,600	0.56	1,087	100%
TOTAL NICKEL MINERAL RESERVES				2,348			1,207			3,556

		Chromite Mineral Resources - Inclusive of Mineral Reserves						Est. % of Mineral
		Measured (M)		Indicated (I)		Chromite Inferred Mineral Resources		Resources Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Chromite	Notes	000s	% Cr2O3	000s	% Cr2O3	000s	% Cr2O3
Ring of Fire	106	140,190	32.5	52,570	29.8	54,580	30.8	100%
TOTAL CHROMITE MINERAL RESOURCES		140,190		52,570		54,580

		Chromite Mineral Reserves						Est. % of Mineral
		Proven		Probable		Proven & Probable		Reserves Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Chromite	Notes	000s	% Cr2O3	000s	% Cr2O3	000s	% Cr2O3
Ring of Fire	106	—	—	—	—	—	—	100%
TOTAL CHROMITE MINERAL RESERVES*		—		—		—

*No Mineral Reserve estimate has been reported for the Ring of Fire

		Iron Ore Mineral Resources - Inclusive of Mineral Reserves						Est. % of Mineral
		Measured (M)		Indicated (I)		Iron Ore Inferred Mineral Resources		Resources Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Iron Ore	Notes	000s	% Fe	000s	% Fe	000s	% Fe
Vale (Northern & Southeastern System)	1,107	7,449,500	54.0	9,700,400	55.0	3,879,500	43.1	varies by system
LIORC	1,108,109	826,000	39.4	1,105,000	38.6	811,000	38.0	100%
TOTAL IRON ORE MINERAL RESOURCES		8,275,500		10,805,400		4,690,500

		Iron Ore Mineral Reserves						Est. % of Mineral
		Proven		Probable		Proven & Probable		Reserves Covered
		Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	by FNV Interest
Iron Ore	Notes	000s	% Fe	000s	% Fe	000s	% Fe
Vale (Northern & Southeastern System)	107	3,163,100	60.6	5,701,800	60.5	8,864,900	60.5	varies by system
LIORC	108,109	675,000	39.0	401,000	38.0	1,077,000	38.0	100%
TOTAL IRON ORE MINERAL RESERVES		3,838,100		6,102,800		9,941,900

Notes and Sources

All Mineral Resources and Mineral Reserves have been calculated in accordance with CIM or Acceptable Foreign Codes for the purposes of NI 43-101, including Regulation S-K 1300, JORC, or SAMREC guidelines

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability

Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves

Contained metal does not take into account recovery losses

Franco-Nevada's royalties or stream interests may not cover the operator's entire property or all estimated Mineral Resources and Mineral Reserves or a combination of both

The grade of platinum group elements has been reported by the operators as either the sum of the individual platinum group elements grades or the individual grades. In the cases where individual platinum group element grades have been reported, Franco-Nevada’s Qualified Person has calculated the sum of the platinum group element grades for presentation purposes

Mineral Resources and Mineral Reserves based on publicly disclosed information available as of March 9, 2023

Rows and columns may not add up due to rounding

Inferred Resources are in addition to Measured and Indicated Resources. See "Cautionary Note Regarding Mineral Resource and Mineral Reserve Estimates"

1	Mineral Resources reported by operator exclusive of Mineral Reserves. Franco-Nevada’s Qualified Person determined the inclusive Mineral Resources by adding the exclusive Measured and Indicated Mineral Resources to the Proven and Probable Reserves
2	Mineral Resources and Mineral Reserves are reported by the operator in non-metric units. Franco-Nevada’s Qualified Person calculated the metric conversion using 1 opt = 34.286 g/t, 1 short ton = 0.9018 metric tonnes, 1 oz = 31.1035 g
3	Lundin Mining Corporation; News Release, February 8, 2023
4	The stream agreement applies to 100% of the property, but only with respect to the ownership interest of Lundin Mining Corporation which indirectly owns 80% of the Candelaria Copper Mining Complex
5	Glencore plc; Resources & Reserves as at December 31, 2022
6	Southern Peaks Mining LP; Mineral Reserves: Email to Franco-Nevada (Barbados) Corporation, February 28, 2023, containing reserve declaration. Mineral Resources: Letter to Franco-Nevada (Barbados) Corporation, March 7, 2023, containing global, in situ, resource estimate
7	Vale S.A.; Form 20-F as filed with the Securities and Exchange Commission on April 14, 2022. Details of Vale's Participating Debentures are available on Vale's website
8	Yamana Gold Inc.; Technical Report, August 26, 2022
9	Gold Fields Limited; Mineral Resources and Mineral Reserves Supplement to the Integrated Annual Report 2021
10	SolGold plc; Annual Report 2022, October 26, 2022
11	G Mining Ventures Corp.; Corporate Presentation, February 2023
12	Hochschild Mining PLC; Annual Report & Accounts 2021
13	First Quantum Minerals Ltd.; Amended and Restated Technical Report, March 29, 2021
14	OZ Minerals Limited; ASX Release, December 21, 2022
15	Patagonia Gold Corp.; Investor Presentation, October 2022
16	Coro Mining Corporation; Preliminary Feasibility Study, March 1, 2012
17	Hochschild Mining PLC; Annual Report and Accounts 2021, April 20, 2022
18	First Quantum Minerals Ltd.; Annual Information Form, March 28, 2022
19	Coeur Mining, Inc.; News Release, February 22, 2023
20	Barrick Gold Corporation; Press Release, February 9, 2023. Carlin Trend includes Goldstrike, Gold Quarry and South Arturo as well as other properties where Franco-Nevada has no royalties or stream interests
21	SSR Mining Inc.; Form 8-K, September 29, 2022
22	Kinross Gold Corporation; News Release, February 15, 2023
23	Equinox Gold Corp.; Mineral Reserves & Mineral Resources, October 19, 2022
24	Equinox Gold Corp.; Mineral Reserves & Mineral Resources, October 19, 2022
25	Hecla Mining Company; News Release, February 14, 2023
26	Hecla Mining Company; News Release, February 14, 2023
27	Perpetua Resources Corp., Annual Report, March 18, 2022
28	Gold Bull Resources Corp.; Technical Report, October 27, 2022
29	KGHM Polska Miedź S.A.; Mineral Resources and Reserves Report, December 31, 2014
30	Millennial Precious Metals Corp.; Corporate Presentation, January 2023
31	Agnico Eagle Mines Limited; News Release, February 16, 2023
32	KGHM does not provide updated Mineral Resource and Mineral Reserve estimates. As such, Franco-Nevada has chosen not to display the historical figure moving forward
33	Barrick Gold Corporation; Press Release, February 9, 2023
34	Pretium Resources Inc.; 2021 Brucejack Mine Mineral Reserves and Mineral Resources
35	Agnico Eagle Mines Limited; News Release, February 16, 2023

36	Victoria Gold Corp.; News Release, February 24, 2023
37	Newmont Corporation; News Release, February 23, 2023
38	Pan American Silver Corp.; NI 43-101 Technical Report, June 30, 2021
39	Agnico Eagle Mines Limited; News Release, February 16, 2023
40	Alamos Gold Inc.; News Release, February 21, 2023
41	Agnico Eagle Mines Limited; News Release, February 16, 2023
42	Agnico Eagle Mines Limited; News Release, February 16, 2023
43	Agnico Eagle Mines Limited; News Release, February 16, 2023
44	Argonaut Gold Inc.; Magino Gold Project NI 43-101 Technical Report, March 3, 2022
45	Equinox Gold Corp.; Mineral Reserves & Mineral Resources, October 19, 2022
46	Marathon Gold Corporation; News Release, December 7, 2022
47	Skeena Resources Limited; NI 43-101 Technical Report and Feasibility Study, September 19, 2022
48	Evolution Mining Limited; ASX Announcement, February 16, 2023
49	Seabridge Gold Inc.; Mineral Reserves and Resources, June 2022
50	Fortune Bay Corp.; Goldfields Project NI 43-101 Technical Report on PEA, October 31, 2022
51	Agnico Eagle Mines Limited; News Release, February 16, 2023
52	Ascot Resources Ltd.; Annual Information Form, March 21, 2022
53	Wallbridge Mining Company Limited; News Release, January 17, 2023
54	Westhaven Gold Corp.; Shovelnose Gold Property NI 43-101 Technical Report, January 19, 2022
55	Regis Resources Limited; ASX Announcement, June 8, 2022
56	Wiluna Mining Corporation Limited; ASX Announcements, April 12, 2022 and November 17, 2021
57	Northern Star Resources Limited; ASX Announcement, May 3, 2022
58	Northern Star Resources Limited; ASX Announcement, May 3, 2022
59	St Barbara Limited; 2022 Annual Report, September 16, 2022
60	Matsa Resources Ltd.; Annual Report, October 12, 2022 and AngloGold Ashanti Limited; Mineral Resource and Ore Reserve Report as at December 31, 2021
61	Catalyst Metals Limited; ASX Announcement, November 10, 2022
62	Norton Gold Fields Limited; Corporate Website, January 25, 2023
63	Ramelius Resources Limited; ASX Release, September 13, 2022
64	Ramelius Resources Limited; ASX Release, September 13, 2022
65	Gascoyne Resources Limited; Corporate AGM Presentation, January 20, 2022
66	Harmony Gold Mining Company Limited; Mineral Resources and Mineral Reserves Report, June 30, 2022
67	Endeavour Mining Corp.; News Release, March 9, 2023
68	Kinross Gold Corporation; News Release, February 15, 2023
69	Newmont Corporation; News Release, February 23, 2023
70	Endeavour Mining Corp.; Annual Information Form, March 31, 2021
71	Perseus Mining Limited; News Release, August 30, 2022
72	Ariana Resources plc; News Release, February 1, 2022
73	Fortuna Silver Mines Inc.; News Releases, March 17, 2022 and December 05, 2022
74	Eldorado Gold Corporation; News Release, December 5, 2022
75	Alamos Gold Inc.; News Release, February 21, 2023
76	Perseus Mining Limited; News Release, August 30, 2022
77	Lundin Mining Corporation; News Release, February 8, 2023
78	Glencore plc; Resources & Reserves as at December 31, 2022
79	Teck Resources Limited; Annual Information Form, February 21, 2023
80	The stream agreement applies to 100% of the property, but only with respect to the ownership interest of Teck Resources Limited which indirectly owns a 22.5% interest in Compañía Minera Antamina S.A.
81	Southern Peaks Mining LP; Mineral Reserves: Email to Franco-Nevada (Barbados) Corporation, February 28, 2023, containing reserve declaration. Mineral Resources: Letter to Franco-Nevada (Barbados) Corporation, March 7, 2023, containing global, in situ, resource estimate
82	Yamana Gold Inc.; Technical Report, August 26, 2022
83	Gold Fields Limited; Mineral Resources and Mineral Reserves Supplement to the Integrated Annual Report 2021
84	SolGold plc; Annual Report 2022, October 26, 2022
85	Patagonia Gold Corp.; Investor Presentation, October 2022
86	First Quantum Minerals Ltd.; Annual Information Form, March 28, 2022
87	Hecla Mining Company; News Release, February 14, 2023
88	Skeena Resources Limited; NI 43-101 Technical Report and Feasibility Study, September 19, 2022
89	Millennial Precious Metals Corp.; Corporate Presentation, January 2023
90	Sibanye Stillwater Limited; Market Release, February 17, 2023
91	KGHM does not provide updated Mineral Resource and Mineral Reserve estimates. As such, Franco-Nevada has chosen not to display the historical figure moving forward
92	Noront Resources Ltd.; NI 43-101 Technical Report Feasibility Study, September 4, 2012
93	Generation Mining Limited; Corporate Presentation, June 2022
94	Lonmin plc; Mineral Resource and Mineral Reserve Statement 2017
95	Vale S.A.; Form 20-F as filed with the Securities and Exchange Commission on April 14, 2022. Details of Vale's Participating Debentures are available on Vale's website
96	SolGold plc; Annual Report 2022, October 26, 2022
97	Teck Resources Limited; Annual Information Form, February 21, 2023
98	First Quantum Minerals Ltd.; Amended and Restated Technical Report, March 29, 2021
99	Los Andes Copper Ltd.; News Release, February 23, 2023
100	Hudbay Minerals Inc.; News Release, June 8, 2022
101	KGHM Polska Miedź S.A.; Mineral Resources and Reserves Report, December 31, 2014
102	Glencore plc; Resources & Reserves as at December 31, 2014
103	Noront Resources Ltd.; NI 43-101 Technical Report Feasibility Study, September 4, 2012
104	Canada Nickel Company Inc.; Corporate Presentation, February 2023
105	BHP Group Limited; Annual Report 2022
106	Noront Resources Ltd.; Corporate Website, March 7, 2022
107	Vale S.A.; Form 20-F as filed with the Securities and Exchange Commission on April 14, 2022. Details of Vale's Participating Debentures are available on Vale's website
108	Labrador Iron Ore Royalty Corporation; Annual Information Form, March 7, 2023
109	Franco-Nevada holds a 9.9% equity interest in Labrador Iron Ore Royalty Corporation ("LIORC"). LIORC, directly and through its wholly-owned subsidiary, owns a 15.1% equity interest in Iron Ore Company of Canada and receives a 7% gross overriding royalty on the operation and also receives a C$0.10/t commission on sales of iron ore

CANDELARIA MINING AND TECHNICAL INFORMATION

Property Description, Location and Access

The Candelaria Copper Mining Complex comprises two adjacent copper mining operations, Compañia Contractual Minera Candelaria (“Minera Candelaria”) and Compañia Contractual Minera Ojos del Salado (“Minera Ojos del Salado”), which produce copper concentrates from open pit and underground mines. Minera Candelaria is an open pit and underground mine (“Candelaria Underground”) providing copper ore to an on-site flotation concentrator with a nominal processing capacity of 75,000 tpd, and Minera Ojos del Salado comprises two underground mines: Santos and Alcaparrosa. Operations at the Alcaparrosa mine were suspended following the appearance of a surficial sinkhole near the mine on July 30, 2022. The Santos mine provides copper ore to an on-site concentrator with a capacity of 3,800 tpd, while the remainder of ore from the Santos mine and, while in production, ore from the Alcaparrosa mine is treated at the Minera Candelaria processing plant. The Candelaria Copper Mining Complex is indirectly owned by Lundin (80%) and Sumitomo Corporation (“Sumitomo”) (20%).

The Candelaria Copper Mining Complex is located in Chile’s Atacama Region, at an elevation of approximately 650 m above sea level, approximately 20 km south of the city of Copiapó and 650 km north of Santiago. The properties are easily accessed using the public road system. Employees and contractors are primarily from the Atacama region. Copiapó is a modern city with regular services and a population of approximately 170,000. The regional Atacama airport is serviced by daily commercial flights from Santiago and other destinations.

The mineral concentrate products from the two processing plants are transported by road to either a domestic smelter in Chile or to Candelaria’s concentrate storage facility and marine terminal at Punta Padrones, which is located on the Pacific coast approximately 110 km from the mining complex and adjacent to the community of Caldera. Punta Padrones port is also the site of a desalination plant that Minera Candelaria built in 2013, to supply it with process water via a dedicated pipeline.

The Minera Candelaria property comprises 220 mining exploitation concessions (approximately 6,094 ha) and 29 mining exploration concessions (approximately 6,680 ha) and the Minera Ojos del Salado property comprises 206 mining exploitation concessions (approximately 9,305 ha) and 51 mining exploration concessions (approximately 11,050 ha). The concessions either have been granted or are in the process of being granted. The tenements are free of material mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements containing the active and future mining activities are not affected by material royalties.

Exploration concessions have a duration of four years and the titleholder must pay an annual fee of approximately $4 per hectare to the Chilean Treasury. At the end of this period, the exploration concessions may be converted, totally or partially, into exploitation concessions. Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury of approximately $7 per hectare with activity and $27 per hectare without activity. The holder of a mining concession, whether exploitation or exploration, has the right to establish an occupation easement over the surface properties required for the exploration or exploitation of its concession.

History

The Candelaria sulphide deposit was discovered by Phelps Dodge Corporation (“Phelps Dodge”) in 1987. A feasibility study was completed in 1990 and, following approval by the Chilean government, construction started in October of 1992. Sumitomo acquired a 20% stake in the property in 1992. Production commenced in early 1995. In 1997, Phelps Dodge completed the expansion of the concentrator throughput with the installation of a second SAG mill, additional mining facilities and new and expanded concentrator facilities.

In 2007, property ownership changed when Freeport-McMoRan Inc. (“Freeport”) acquired Phelps Dodge.

During 2011, a pipeline was completed to bring water from a nearby sewage treatment facility to the Candelaria Copper Mining Complex. A desalination plant at the port of Caldera was built and commissioned in 2013 at a capacity of 500 litres per second.

Mine site and district exploration programs have been active since the discovery of the Candelaria deposit. This work resulted in the discovery of the Alcaparrosa, Candelaria Underground (both North and South Sectors), and Española deposits. Both sectors in Candelaria Underground are now in active production.

The Santos underground mine has been in production since 1929, with processing taking place at what is now called the Pedro Aguirre Cerda (“PAC”) plant. Phelps Dodge became sole owner of Minera Ojos del Salado and the Santos mine and the PAC plant in 1985. The PAC plant has been expanded several times to its current capacity of 3,800 tpd. Sumitomo acquired its 20% interest in Minera Ojos del Salado in 2005.

In 1995, construction of a second underground operation at the Alcaparrosa mine commenced, with production starting in early 1996.

Between October 1998 and 2004, the Santos, Alcaparrosa and PAC plant operations were suspended due to the weak copper price environment.

On October 6, 2014, LMC Bermuda Ltd., Franco-Nevada and FNBC entered into the Candelaria stream agreement, as amended, to sell to FNBC a gold and silver stream from Candelaria for an upfront deposit of $648 million. In addition to the upfront deposit, FNBC will make ongoing payments upon delivery of the stream. The stream covers 68% of the payable gold and silver from 100% of the properties comprising the Candelaria Copper Mining Complex which reduces to 40% after 720 koz of gold and 12 Moz of silver have been delivered to Franco-Nevada. As of December 31, 2022, Candelaria Copper Mining Complex has delivered 484 koz of gold and 7.8 Moz of silver. Based on the 2023 life of mine production estimates, the change in the stream percentage from 68 percent of production to 40 percent of production is expected to occur in year 2027.

In November 2014, Lundin acquired Freeport’s 80% interest in the Candelaria Copper Mining Complex.

In 2015, the Candelaria 2030 Enivronmental Impact Assessment, including the new Los Diques tailings management facility, received environmental approval from Chilean regulators. Construction of Los Diques commenced in 2016 after the receipt of the major construction permits. Construction continued throughout 2017 and first tailings were placed during the first quarter of 2018.

During 2018, exploration success led to the first declaration of Mineral Resources and Mineral Reserves on the Española deposit. In 2019, the first ore was produced from the new South Sector of the Candelaria Underground mine.

In February 2020, the Candelaria Copper Mining Complex submitted the Candelaria 2040 Environmental Impact Assessment which, if accepted, will provide flexibility to expand and extend the mine operating life to at least 2040. At the date of this AIF, the Candelaria 2040 Environmental Impact Assessment has been through three rounds of review (known as ICSARAs or Informe Consolidado de Rectificaciones y/o Ampliaciones) and Candelaria is in the process of preparing its responses through a third addendum and expects to receive a final determination in late 2023 or early 2024.

The Candelaria Copper Mining Complex has been a significant producer of copper since the mid-1990s. Between 2017 and 2021, annual contained copper and gold metal in concentrate have averaged approximately 143 kt and 84 koz, respectively.

Geological Setting, Mineralization and Deposit Type

The Candelaria sulphide deposit is located at the boundary between the Coastal Cordillera and the Copiapó Precordillera. The Coastal Cordillera of Chañaral and Copiapó is composed of Permian to Lower Cretaceous intrusions within a basement of metasedimentary rocks of Devonian to Carboniferous age. Volcanic, volcaniclastic, and marine carbonate rocks represent intra and back-arc sequences that were deposited during the early to mid-Cretaceous period.

The Candelaria, Santos, and Alcaparrosa mines and the Española deposit are located in the district of Punta del Cobre. The polymetallic sulphide deposits are hosted in volcanic rocks of the Punta del Cobre Formation. Polymetallic sulphide deposits in the Punta del Cobre district are located to the east of the main branches of the Atacama fault zone, a subduction-linked strike-slip fault system stretching over 1,000 km along the Chilean coast and active at least since the Jurassic period. The dominant structural elements of the Punta del Cobre area are the northeast-trending Tierra Amarilla Anticlinorium, a southeast verging fold-and-thrust system, and a series of north-northwest to northwest-trending high-angle faults.

Calcareous, sedimentary, and volcaniclastic rock of the Abundancia and Punta del Cobre formations are exposed within the open pit of the Candelaria mine. The lowermost unit in the Candelaria open pit mine and Candelaria Underground is the Lower Andesite, a compact succession of porphyritic to massive andesite and volcaniclastic breccias with intense biotite-quartz-magnetite-albite alteration. The Santos mine is located in the eastern limb of the north-northeast-trending Tierra Amarilla anticline, and the rocks of the Santos mine are comprised mainly of the Punta del Cobre and Abundancia Formations. The Alcaparrosa mine is located in the northern part of the Punta del Cobre mining district, with the Punta del Cobre Formation subdivided into a Lower Andesite unit, which is succeeded by volcanoclastic breccias, albitophyre and pyroxene-scapolite hornfels interbedded with garnetites. The Española deposit is in the south portion of Candelaria-Punta del Cobre district, and occurs in the contact aureole between the Copiapó batholith and sedimentary and volcano-sedimentary rocks of the Chañarcillo Group and the Punta del Cobre Formation in a tectonically depressed block controlled by San Gregorio fault system.The copper-gold sulphide mineralization found at the Candelaria Copper Mining Complex, which is generally referred to as iron oxide copper gold (“IOCG”) mineralization, is located within the thermal aureole of the Lower Cretaceous magmatic arc plutonic suite in the Candelaria-Punta del Cobre district. Depending on lithology and the structural setting, the polymetallic sulphide mineralization can occur as veins, hydrothermal breccias, replacement mantos, and calcic skarns within andesite and tuff units. The sulphide  mineralization is hosted in breccias, stockwork veinlets, disseminations in andesite, and as an internal tuff unit. There are also some localized controls to mineralization in the form of faults, breccias, veins, and foliation. Candelaria has become an exploration model for Andean-type IOCG deposits that display close relationships to the plutonic complexes and broadly coeval fault systems.

The main mineralized body at the Candelaria mine is up to 400 m thick in its central part and thins towards the edges. In east-west sections, the mineralization has a lenticular, downward concave shape with a steep eastern limb and a shallowly dipping western limb. The shape of the mineralized body in north-south section is irregular. In plan view, the extent of the mineralization in the Candelaria mine is approximately 1,400 m by 2,400 m. The mineralized body was folded after its formation. The north-northeast-trending fold axis corresponds to the Tierra Amarilla Anticline.

In the Santos mine, three styles of mineralization are observed: veins, mantos, and breccia bodies. An important vein in the Santos mine is the Isabel Vein, which has a northwest striking orientation, and extends over 1 km in length and between 4 m and 30 m in width. Manto-type mineralization occurs as tabular bodies located at two sedimentary horizons located in the floor and roof of the albitophyre. The manto mineralization is characterized by variable iron contents with magnetite common in the north and deeper areas, and specular hematite in the south. Mineralization occurs within breccia bodies which are typically contained with the albitophyre and lower andesite units, and the mineralization generally forms steeply west-dipping and north-northwest to northwest-striking bodies.

Mineralization at the Alcaparrosa mine principally occurs as mantos that trend to the northeast and dip to the west. Ore mineralogy consists of chalcopyrite, pyrite, and magnetite, with trace pyrrhotite, molybdenite, and arsenopyrite. Mineralization at the Alcaparrosa mine also occurs as veinlets defining dense stockwork, breccias as well as fine dissemination in biotite meta-andesites. High-grade bodies are also found in massive veins striking north-northwest, north, and east.

In the Española project area, mineralization occurs within mantos hosted mainly in a brown garnet skarn, and in lesser proportions within silica hornfels. Chalcopyrite is the primary copper sulphide mineral found as clusters and in disseminated form, commonly associated with brown garnet porphyroblasts. Near the surface and down to a depth of approximately 70 m, the mineralization is oxidized, characterized by the presence of chrysocolla, malachite, native copper, diogenite and bornite.

Exploration

Exploration at the Candelaria Copper Mining Complex is focused on tracing known mantos, veins, and breccia masses in proximity to existing open pit and underground infrastructure. This strategy has proven very effective in defining new estimated Mineral Resources and Mineral Reserves available for underground mining. Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large properties surrounding the mines to identify targets and define new areas with Mineral Resource potential.

From 2010 to the end of June 2022, exploration at the Candelaria Copper Mining Complex has focused on expanding the Mineral Resources primarily below the Candelaria open pit (to the north and south of the pit) and at the three underground mines (Candelaria Underground, Santos and Alcaparrosa). During this period, 3,780 core boreholes (1,051,068 m) were drilled requiring over 15,000 m of underground development to provide access for drilling. In 2015, a new exploration and resource development tool, Mineral Inventory Range Analysis (MIRA), was initiated with the purpose to understand the potential mineral inventory remaining in the mines as well as within the Candelaria land holdings.

Drilling

Mineral Resources are estimated based on information obtained from surface and underground drill holes. From 1990 to June 30, 2022, 4,689 core and percussion boreholes (1,361,873 m) were drilled in and around the Candelaria mine. Approximately 96% of all drilling comprised core boreholes. Since 1990 to 2004, there were five exploration diamond drill holes drilled in Española totaling 2,861 m. From July 2017 to the end of June 2022, 154 new diamond drill holes were completed totaling 44,952 m. To date, Española has 159 drill holes with 47,813 m in total. In the Santos mine, a total 1,604 core boreholes (323,591 m) were drilled from underground and surface stations from 1988 until June 30, 2022. The borehole data base for the Alcaparrosa mine contains 1,165 boreholes (283,133 m) drilled from surface and underground locations from 1990 to June 30, 2022.

In 2022, a total of 13,770 m were drilled in Candelaria Underground (North and South sectors) and 5,980 m drilled from Candelaria surface on the west and south extensions of the Candelaria mineralization. There were also 8,240 m drilled from underground at the Alcaparrosa mine and 7,580 m drilled from surface and underground at Santos for exploration. Moving away from the mine, 5,800 m were drilled at Española with a further 3,070 m of drilling completed in the District. A total of 44,440 m was drilled for exploration purposes. Additionally, technical drilling comprised of 1,370 m for hydrogeologic and 3,650 m for geomechanical drilling at Alcaparrosa. A further 3,320 m was drilled for infill mine planning at Candelaria Underground. The drilling and sampling procedures used are consistent with generally recognized industry best practices.

Exploration drilling in 2022 in the underground North and South sectors of Candelaria continued to intersect extensions of the mineralization. The 2022 drill program in the Candelaria far north sector was delayed and refocused on Candelaria South. The Santos surface drilling program identified mineralization along veins in the southern portion of the deposit.

Sampling, Analysis and Data Verification

Analytical samples informing the Candelaria open pit Mineral Resources were prepared and assayed at the Candelaria mine laboratory that is accredited to ISO 17025 for the analyses of copper, iron, zinc, and silver. The laboratory is not independent from Minera Candelaria and is managed by the Candelaria Processing Department. Intertek and Geolaqium in the Paipote Sector of Copiapo, Chile have been used as umpire laboratories, which are independent of Minera Candelaria.

Analytical samples informing the Ojos del Salado Mineral Resource estimates were prepared and assayed by Intertek in Paipote, Chile. Intertek is a global group operating 13 laboratories in Chile with a management system accredited to ISO 9001.

Intertek’s laboratories are independent from Minera Ojos del Salado. Since 2016, the Candelaria laboratory has been used as an umpire laboratory.

The sample analyses used for the Mineral Resource reporting for the Española project were prepared by Geolaquim and Intertek. Geolaquim is certified under regulation ISO 17025 by the Chilean Instituto Nacional de Normalización (“INN”) for concentrated minerals and others (soluble copper, total copper, iron and gold). The sample preparation and analytical methodologies used for assaying Candelaria, Ojos del Salado and Española samples are similar. Upon reception, sample details are recorded and insertion points for quality control samples in the sample stream are determined. Sample preparation includes drying at 105 degrees Celsius in a forced air furnace, primary crushing to 100% passing 5 mm, and secondary crushing cycle to 90% passing 1.68 mm (12 mesh). Grinding tests are conducted on every 40th sample. From the crushed material two 1 kg samples are prepared using a rotary splitter.

Both samples are pulverized separately to 95% passing 0.106 mm (140 mesh), and further subdivided into subsamples, including those used for quality control and those kept for future reference or as backup should more sample material be required.

Copper is analyzed by multi acid digestion and atomic absorption spectroscopy. Gold is assayed using a fire assay procedure. Specific gravity is measured systematically every 2 m over the full sample interval.

All drilling assay samples are collected by a contractor under the direct supervision of a mine geologist. Samples from Candelaria are processed at the mine site. Samples from Ojos del Salado are transported directly from the property to the Intertek laboratory in Paipote. In each case, established procedures were used to ensure the security of samples during transportation between the drill rig and the laboratories, including through maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

The analytical quality control program implemented at Candelaria and Ojos del Salado includes the use of control samples (coarse and pulp duplicate samples and reference material samples) inserted within all batches submitted for assaying. Reference materials from Candelaria samples have been prepared by INTEM laboratory in Antofagasta, Chile, including new reference materials created for copper and gold of low grade, medium grade, high grade and blanks. Ten laboratories are used in a round robin process to define the recommended grade and variance of the reference materials. A duplicate and approximately 5% of the samples are sent to the umpire laboratories.

Since 2016, exploration data are managed through an acQuireTM database, which includes quality control management features for sample coordinates from borehole surveys and data management tools. Sample numbering and labelling is controlled through acQuireTM, including insertion of quality control samples and consignment notes to the primary laboratories. Analytical results are received electronically and managed through acQuireTM with quality control filters. Samples outside defined limits are rejected by acQuireTM and flagged for further investigation. The acQuireTM system includes features for reporting analytical results and preparing bias charts and time series plots.

Exploration and production work completed by the Candelaria Copper Mining Complex was conducted using documented procedures and involved extensive verification and validation of exploration and production data prior to them being considered for geological modelling and Mineral Resource estimation. Candelaria Copper Mining Complex technical staff monitor analytical quality control data on a real-time basis. The authors of the Candelaria Report conducted numerous site visits to examine aspects that could materially impact the integrity of the data informing the Mineral Resources (core logging, sampling, analytical results, and database management), and reviewed the borehole databases, Mineral Resource models, documented Mineral Resource estimation procedures and digital mine infrastructure wireframes.

The authors of the Candelaria Report state that the sampling preparation, security, analytical and data verification procedures used by the Candelaria Copper Mining Complex are consistent with generally accepted industry best practices.

Mineral Processing and Metallurgical Testing

The Candelaria Copper Mining Complex maintains regular metallurgical testing programs that are incorporated with historical testing results and mill performance into statistical models to predict and improve processing performance in terms of mill throughput, metal recovery, and final concentrate grade. Metallurgical tests are generally conducted at specialized facilities such as the Universidad de Atacama and at commercial third-party laboratories in Chile, including SGS Mineral Services. Metallurgical testing focuses on rock hardness, mineralogy and bench scale flotation tests to predict mill throughput and metallurgical performance. The internal test work conducted by Candelaria includes comminution and flotation testing for routine characterization and ongoing development of geo-metallurgical models. A similar but less intense program is underway for the PAC plant.

The Candelaria Copper Mining Complex maintains a copper recovery model. This model includes factors for geological units, stockpiled material and copper and zinc head grades. This model is updated regularly based on metallurgical testing and operations data. The most important factors impacting recovery are copper grade, throughput and feed particle size.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources at the Candelaria Copper Mining Complex are estimated from core drilling information stored in a secure central database and were evaluated using a geostatistical block modelling approach. Six Mineral Resource models were prepared for the Candelaria open pit mine, the Española open pit project and the four underground mines (Candelaria Underground South sector, Candelaria Underground North sector, Santos, and Alcaparrosa) using slightly different methodologies and assumptions.

The open pit Mineral Reserve estimates for both Candelaria and Española are based on a life of mine  plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating cost and sustaining capital cost estimates based on the production schedule and equipment requirements. Open pit optimizations are carried out using Minesight® and Datamine software.

Underground Mineral Reserve estimates at Candelaria Underground (North and South sectors), Alcaparrosa and Santos are based on life of mine  plans and the stopes were designed and developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, actual operating and sustaining capital cost estimates based on the production schedule and equipment requirements. Stope layouts, mining sequence and development plans are developed using Deswik software with Stope Optimizer and Minesight® for detailed design and operational refinements.

Factors which may affect the Mineral Resource and Mineral Reserve estimates include: dilution and mining recovery, metal prices, smelter, refining and shipping terms, metallurgical performance, geotechnical characteristics of the rock mass, capital and operating cost estimates, and the likelihood of obtaining land title, required permits and environmental, social and legal licenses. To the extent such factors are within the control of, or capable of influence, by the Candelaria Copper Mining Complex, these factors are managed through industry accepted practices and procedures and well as maintaining an engaged and constructive dialogue with the local communities and government authorities.

Details of the December 31, 2022 Mineral Resource and Mineral Reserve estimate for the Candelaria Copper Mining Complex are set forth below:

Consolidated Mineral Resource Statement as of December 31, 2022 (100% Basis)(1)
		Quantity	Cu	Au	Ag	Cu	Au	Ag
	Category	‘000 t	%	g/t	g/t	‘000 t	Koz	Koz
District Open Pit	Measured	478,190	0.44	0.10	1.46	2,090	1,514	22,464
	Indicated	88,645	0.34	0.07	0.67	301	200	1,912
	M&I	566,835	0.42	0.09	1.34	2,391	1,714	24,377
	Inferred	87,330	0.30	0.05	0.31	258	140	883
Candelaria WIP(2)	Measured	77,830	0.28	0.09	1.47	220	214	3,686
	Indicated	—	—	—	—	—	—	—
	M&I	77,830	0.28	0.09	1.47	220	214	3,686
	Inferred	—	—	—	—	—	—	—
District Underground	Measured	270,673	0.86	0.19	2.82	2,332	1,644	24,547
	Indicated	316,913	0.79	0.17	2.75	2,494	1,764	28,012
	M&I	587,586	0.82	0.18	2.78	4,826	3,407	52,558
	Inferred	62,253	0.80	0.17	2.34	498	345	4,688
WIP Ojos del Salado	Measured	146	1.06	0.23	2.47	2	1	12
	Indicated	—	—	—	—	—	—	—
	M&I	146	1.06	0.23	2.47	2	1	12
	Inferred	—	—	—	—	—	—	—
District Total	Measured	826,839	0.56	0.13	1.91	4,644	3,373	50,708
	Indicated	405,558	0.69	0.15	2.29	2,795	1,963	29,924
	M&I	1,232,397	0.60	0.13	2.04	7,439	5,337	80,632
	Inferred	149,583	0.51	0.10	1.16	756	485	5,570

(1)	Franco-Nevada’s stream covers only Lundin’s 80% indirect interest in the Candelaria Copper Mining Complex.
(2)	Work-in-progress (WIP) stockpiles.

Consolidated Mineral Reserve Statement as of December 31, 2022 (100% Basis)(1)(2)(3)(4)
		Tonnes	Cu	Au	Ag	Cu	Au	Ag
	Category	‘000 t	%	g/t	g/t	‘000 t	Koz	Koz
Candelaria Open Pit + Española	Proven	369,830	0.45	0.11	1.40	1,652	1,249	16,602
	Probable	59,205	0.35	0.08	0.66	207	152	1,260
	Total	429,035	0.43	0.10	1.29	1,859	1,402	17,862
Total District Underground	Proven	64,918	0.83	0.19	3.10	538	392	6,472
	Probable	83,369	0.77	0.18	3.05	642	470	8,166
	Total	148,287	0.80	0.18	3.07	1,180	862	14,638
WIP Candelaria & Ojos del Salado	Proven	77,976	0.28	0.09	1.47	222	215	3,697
	Probable	—	—	—	—	—	—	—
	Total	77,976	0.28	0.09	1.47	222	215	3,697
District Total	Proven	512,724	0.47	0.11	1.62	2,412	1,857	26,772
	Probable	142,574	0.60	0.14	2.06	849	622	9,426
	Total	655,298	0.50	0.12	1.72	3,261	2,479	36,198

(1)	All figures have been rounded to reflect the relative accuracy of the estimates.
(2)	Mineral Reserves have been prepared using metal prices of $3.35/lb of copper, $1,600/oz of gold, and $22.00/oz of silver.
(3)	Mineral Reserves for open pit are reported at a cut-off grade of 0.15% copper for Candelaria and 0.17% copper for the Española Project. Underground Mineral Reserves for Candelaria are reported at cut-off of 0.44% copper. Underground Mineral Reserves for Santos are reported at cut-off of 0.51% copper.
(4)	The average dilution factor applied is 3.84% for the LOM for Candelaria Open Pit and Española Project.

Mining Operations

The Candelaria and Española open pits are designed to operate with an overall mining rate of approximately 310,000 tpd for the next ten years. As the final waste stripping is completed, the overall mining rate will decline. A stockpile strategy has been developed to maximize the grade of material going to the processing facility. Direct milling ore is expected to average 0.61% Cu from Candelaria and 0.43% Cu from Española. Lower grade stockpile ore will be accessed to meet the plant capacity as required. The mine currently operates five electric shovels, 55 haulage trucks, seven production drills, and a fleet of support equipment.

The Candelaria open pit was designed to be mined in several phases of development. Based on the December 2022 life of mine, four phases (Phases 10 to 13) of development remain. The overall strip ratio is expected to be 2.09:1 including ore that is initially delivered to stockpiles. The total in-pit waste is 753.6 Mt and the overall life of the open pit mine is 19 years. The Española total in-pit waste is 138.9 Mt and the overall life estimated is 13 years.

The Candelaria Underground mine has been producing at a steady production rate of 14,000 tpd, consisting of approximately 10,000 tpd from the North sector and approximately 4,000 tpd from the South sector. The combined production from both sectors will allow the mine to maintain this peak production up until 2046.

The average life of mine grade is 0.78% Cu. The Santos mine is expected to continue to produce at its current rate of production of 5,100 tpd of ore to 2026 then decrease to 3,700 tpd of ore from 2027-2033 with an average life of mine grade of 0.88% Cu. Operations at the Alcaparrosa mine have been suspended in connection with the sinkhole which occurred near the mine in July 2022.

All underground mines utilize a sublevel stoping mining method for ore extraction. This method is ideal for relatively large, vertical, as well as thick deposits with favourable and stable host rock. Stopes can typically be up to 180 m high with sublevels at 20 m to 60 m intervals. The length of the stopes is generally 40 m to 100 m with widths varying between 20 m to 30 m. Stopes are drilled down from the sublevel drilling drifts as benches using 114 mm to 130 mm diameter bit down-the-hole holes. The holes are loaded and blasted in vertical slices towards an open face created by the slot blasting. The blasted ore gravitates to the bottom of the stope and is collected in draw points at the production level below. This lower level also consists of the haulage (transport) drift. The undercut levels, which feed the draw points, are 15 m to 20 m high and inclined at 50 to 60 degrees to allow the blasted ore to flow easily by gravity. An Epiroc Simba tophammer rig drills 64 mm upholes within the undercut, which are loaded and blasted with the downholes. Once the stope is mined, a remaining rib pillar, which can be another 20 m to 30 m wide, may be blasted into the stope to increase the extraction tonnage. Typically, a 20 m structural pillar remains between each stope and no backfill is used at these operations. Mucked ore is dumped into 60 tonne underground trucks (owned by Candelaria) and 30 or 40 tonne highway type trucks (owned by contractors) and hauled up the  ramp  to  a surface  stockpile  for subsequent re-handling  and  processing. The current life of the Candelaria Underground and Santos mines is 24 and 12 years, respectively.

In early 2022, a feasibility study update was completed for expansion of throughput of the underground mines from 15 ktpd to up to 30 ktpd and included underground crushing and conveying systems and a surface secondary crushing plant. The expansion project is currently under basic engineering stage and will be further evaluated once the changes in the Chilean tax regime and mining royalties are finalized.

Processing and Recovery Operations

The Candelaria Copper Mining Complex  operates two processing plants. The Candelaria processing plant receives ore from the Candelaria open pit as well as from the Candelaria Underground mine and part of the Santos underground mine. It has a nominal capacity of 75,000 tpd. The PAC processing plant receives ore exclusively from the Santos underground mine and has a design capacity of 3,800 tpd.

The annual throughput of Minera Candelaria from 2005 to late 2022 averaged 26 Mtpa, equivalent to 70,800 tpd at a plant utilization of 92%. The average process plant recoveries for copper, gold and silver during this period were 93%, 72% and 83% respectively. Copper head grades are forecast to be between 0.5% to 0.7% Cu until 2035 before falling to below 0.4% Cu at the end of mine life. Reclaimed stockpiles and Candelaria Underground will be the only mill feed source at the end of mine life. In 2020, Candelaria Copper Mining Complex initiated the Candelaria Mill Optimization Project phase 3 to increase concentrator throughput by an expected 2,000 tpd. This project scope included conversion of the existing ball mill N°6 to rod milling, which should allow all the crushed and milled pebbles to advance towards secondary grinding, and liberating room for incremental fresh feed to SAG milling. The project is expected to be completed in the second half of 2023.

The PAC concentrator of Minera Ojos del Salado has been in operation since 1929. The concentrator processes 3,800 tpd of fresh feed from the Santos underground mine with an average head grade of 0.85% copper achieving a recovery of 94%. Final flotation tailings from the PAC plant are pumped to a new line to Los Diques, installed in 2019.

Copper concentrate grade has averaged 30% Cu since 2019. The Candelaria processing plant produces a clean concentrate containing no penalty elements, with payable gold and silver. Gold content in the concentrate has been consistently 5 to 6 g/t with silver between 80 to 100 g/t. Zinc grades in the concentrate since 2019 averaged 0.6%, which is below penalty levels. For the PAC processing plant, copper concentrate has averaged 30% Cu, 5 g/t gold, and 67 g/t silver since 2004. Gold and silver recoveries are slightly lower than Candelaria, at 72% each.

Minera Candelaria has an agreement with a third-party company to process Candelaria’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue subject to favourable iron ore prices.

Infrastructure, Permitting and Compliance Activities

The mines of the Candelaria Copper Mining Complex receive electrical power through long-term contracts with AES Andes S.A. (formerly AES Gener S.A.), a local energy company. Starting in January 2023, it is expected that 80% of power generation will come from photovoltaic sources and only 20% from coal-fired thermal power. The current contract with AES Andes S.A. expires in December 2035.

The main water supply comes from a desalination plant, which was commissioned in 2013 and is located adjacent to the Punta Padrones port facility. Copper concentrate is sold on contract to local traders or is trucked by road to the Punta Padrones port facility and from there shipped to various smelters around the world. The desalination plant and the Punta Padrones port are owned by Minera Candelaria.

The active tailings storage facility, known as Los Diques (the “Los Diques TSF”), commenced operation in 2018 replacing the original Candelaria tailings storage facility. The Los Diques TSF, approved as a key part of the Candelaria 2030 Environmental Impact Assessment, is located to the southwest of the open pit and plant sites and has a designed capacity of approximately 600 Mt. The main impoundment of the Los Diques TSF is constructed from rockfill using the downstream method. The Los Diques TSF now receives the full flotation tailings from the Candelaria and PAC processing plants. Future phases of the Los Diques TSF have been initiated ahead of schedule, taking advantage of synergies with the original project and the availability of mine waste from the open pit. The original Candelaria tailings storage facility is inactive, except for on-going recovery of tailings drain-down water, which is recycled to the process plant. There is no longer a supernatant pond on the original Candelaria tailings storage facility.

The physical stability of the tailings storage facility embankments is inspected and monitored on a continuous basis by Candelaria Copper Mining Complex staff and a monitoring report is submitted quarterly to the Chilean Mining and Geology National Authority. All Candelaria Copper Mining Complex tailings storage facilities have a formally appointed external Engineer of Record that conducts in-person dam safety focused inspections at least annually. For the active Los Diques TSF, representatives from the Engineer of Record team maintain a full-time site presence to perform construction quality assurance and supervision. Monitoring data is regularly shared with the Engineer of Record to review and verify that all levels are below pre-determined safety trigger levels. The Candelaria Copper Mining Complex also conducts regular additional tailings review activities, including by an Independent Tailings Review Board (with the most recent review completed during a site visit in August 2022).

Chile has established a comprehensive regulatory framework for mining and other industrial activities, dating from the mid-1990s that has been updated several times since then. Although the Candelaria and Ojos del Salado facilities were permitted and developed prior to the modern framework being in place, both hold numerous environmental approvals stemming from modifications to the original developments and are compliant with current regulatory requirements. In addition, the two companies hold more than 1,000 permits for construction and operation of the mining and milling facilities, and related infrastructure. Candelaria is operating under the Candelaria 2030 Environmental Impact Assessment approved by the environmental authorities in July 2015.

On February 26, 2020, the Candelaria Copper Mining Complex submitted the Candelaria 2040 Environmental Impact Assessment which, if approved, will include an extension to the mine life, expanded underground mining production, development of the Española satellite deposit and other mine optimization initiatives. At the date of this AIF, the Candelaria 2040 Environmental Impact Assessment has been through three rounds of review (ICSARAs) and Minera Candelaria is in the process of preparing its responses through a third addendum and expects to receive a final determination in late 2023 or early 2024. Current authorizations to mine extend through 2030 so no material impact is anticipated by the continued administrative review; however, the approved Candelaria 2040 Environmental Impact Assessment will be necessary to commence building key infrastructure or might otherwise require mine plan resequencing.

The Alcaparrosa Mine received environmental approval in 1996 with subsequent amendments, most recently an Environmental Impact Assessment to support the extension of the mine operation through 2025. A routine permit renewal was submitted in December 2020 and was approved in 2021.

A sectorial permit application for the Santos mine was updated in 2022 and, if issued, will allow the mine to continue its operations until 2029.

Candelaria and Ojos del Salado operate under Lundin’s Responsible Mining Management System and corresponding health, safety, environment and community standards. This system undergoes a third-party audit to ensure continued compliance with those standards and guidance documents. In addition, the Health, Safety and Environmental Management Systems at Candelaria and Ojos del Salado are certified under the international ISO 45000 and ISO 14001 (2015) standards. The environmental management systems that fall under ISO 14001 were last certified in March 2018 and were recertified in the first quarter of 2021. The health and safety management systems that fall under OHSAS - 18001 were last certified in March 2018, and were converted to ISO 45001 certification in October 2021. The energy management systems that fall under ISO 50001 were certified in 2021.

Separate mine closure plans are in place for Candelaria and Ojos del Salado and both have been approved by SERNAGEOMIN. These plans are updated periodically, at a minimum of every five years, and include financial guarantees pursuant to local regulations. A final report indicating completion of obligations identified in the San Esteban closure plan (which consisted of two small historical tailings storage facilities) was approved in 2020 under new Chilean regulations. One of the closed San Esteban tailings storage facilities has been decommissioned with the tailings solids relocated to the Candelaria tailings storage facility and the Candelaria Copper Mining Complex continues to maintain and monitor the other closed tailings storage facility. In addition, the Candelaria Copper Mining Complex maintains and monitors five closed tailings storage facility locations at Ojos del Salados, none of which have a water cover.

Social and Community

The social performance team engages with numerous stakeholders, primarily in the communities nearest the mine and port facilities, namely Tierra Amarilla, Caldera and Copiapó. Community offices are located in each of these municipalities; engagement occurs throughout the year and is focused on managing social impacts, risks and opportunities specific to each community. The team bases its activities on a 5-year social performance strategic plan and systems which reflect best practice and international standards in stakeholder engagement, grievance procedures, risk management and community investment.

Capital and Operating Costs

For the year ending December 31, 2022, the combined Candelaria Copper Mining Complex cash operating cost were $1.96/lb Cu. For 2023, the cash operating cost is forecast to bewithin a range of $1.80 - $1.95/lb Cu.

Forecast capital costs for Candelaria for 2023 are estimated at $400 million, a breakdown of which is tabulated below.

The Candelaria Copper Mining Complex capitalizes waste costs during the production phase of the mine when these costs provide probable future economic benefits and identifiable improved access to the ore body which can be reliably measured.

Candelaria Capital Cost Estimates	Unit	2023 Guidance
Capitalised Waste Stripping	$M	185
Underground Development	$M	55
Los Diques TSF	$M	55
Mine Equipment	$M	55
Other Sustaining	$M	50
Total Sustaining	$M	400

Exploration, Development, and Production

The 2023 exploration efforts will have two objectives. The first is to extend near-mine Mineral Resources at Santos, and Candelaria Underground. The second objective is to test district targets with strategic growth potential to the south and southwest of existing operations. An exploration drilling budget of 38,900 m has been planned for 2023. A further 500 m of exploration drifting has been outlined to develop future drilling platforms. An infill drilling program of 9,800 m and 1,370 m of hydrogeological drilling are planned for 2023. Total planned exploration expenditure in 2023 is approximately $12 million.

The last five years of production of metal contained in concentrate from the Candelaria Complex is shown in the table below:

	Metal Produced in Concentrates
	Cu	Au	Ag
	‘000 t	Koz	Moz
2018	134	78	1.2
2019	146	88	1.3
2020	127	76	1.1
2021	152	91	1.4
2022	152	86	1.6

For 2023, forecast production is 145 - 155 kt copper and 85 – 90 koz of gold.

The current forecast life of mine of the Candelaria open pit and stockpiles is to 2046, the Española open pit is to 2036, while the underground mines, Candelaria (North and South sectors) and Santos, have life of mines to 2046 and 2034, respectively.

Mineralized materials from the Alcaparossa mine have been excluded from the life of mine plan and Mineral Reserves. Candelaria Copper Mining Complex is executing a workplan to remediate the sinkhole and return the Alcaparrosa mine to service. Depending on permit timelines and subject to a favourable response from the authorities, the Alcaparrosa mine may return to service within three years.

COBRE PANAMA MINING AND TECHNICAL INFORMATION

Property Description, Location and Access

The Cobre Panama concessions are located 120 km west of Panama City and 25 km from the Caribbean Sea coast, in the Donoso and Omar Torrijos Herrera Districts of Colon Province, in the Republic of Panama. Previously the Cobre Panama Project was located completely within the Donoso District however, following district realignment, the Project now lies partly within each of the amended Districts.

The Cobre Panama property consists of four concessions covering a combined area of 12,955.1 ha. There is no other industrial development in the area of the concessions and the region is sparsely populated. The primary occupation of the local residents is subsistence farming. The nearest community, the village of Coclecito (population approximately 2,600), is 12 km southeast of the plant site. The city of Penonomé, which has a population of approximately 25,000, is 49 km southeast of Coclecito.

Access to the Cobre Panama property is via the southern Pan-American Highway from Panama City to Penonomé, all-weather roads to La Pintada and then sealed roads from Coclecito to the mine site. Helicopter pads have been retained for occasional use and there is a runway at Coclecito however frequent thick cloud cover impedes aircraft visibility and therefore limits its availability.

The topography in the concession area is rugged with considerable local relief covered by dense forest. The area to the north is a lowland with minimal relief extending to the Caribbean coast. Climatic conditions are tropical with high precipitation levels, high humidity and relatively high temperatures year-round of 25 to 30 degrees Celsius.

History

In August 2012, Minera Panama, S.A. (“MPSA”) entered into a precious metals stream agreement with a subsidiary of Franco-Nevada Corporation for the delivery of precious metals based on production of the Cobre Panama project, which was amended and restated on November 2, 2015 (the “PSA”).

In 2013, First Quantum acquired an indirect 80% interest in MPSA, which holds the Cobre Panama concession, through its acquisition of Inmet Mining Corporation (“Inmet”). At that time the remaining 20% interest in MPSA was held by Korea Panama Mining Corp. (“KPMC”) a 50/50 joint venture company whose ultimate shareholders were LS-Nikko Copper Inc. and Korean Resources Corporation (“KORES“).

In August 2017, First Quantum increased its effective ownership of MPSA to 90% by acquiring LS-Nikko’s 50% holding of KPMC which was payable in six installments over a five-year period.

On January 19, 2018, Franco-Nevada, through a wholly-owned subsidiary, entered into an amended and restated stream agreement with First Quantum and KORES which covers 100% of Cobre Panama.

Cobre Panama completed construction, phased commissioning and start-up in 2019 and commercial production was declared from September 1, 2019.

Geological Setting and Mineralization

Mineralization at Cobre Panama consists of several disseminated copper-gold-molybdenum deposits. Known geologically as porphyry copper deposits, these are typical of the Western Cordillera of the Americas and other regions around the Pacific Ocean basin.

The porphyry deposits occur at the southern margin of a large granodioritic batholith of mid-Oligocene age. The main deposits are Balboa, Botija, Colina and Valle Grande. There are also a number of smaller zones, the most significant being Brazo and Botija Abajo (collectively “BABR”) and Medio.

All of the porphyry style mineralization on the property is hosted in granodiorite, feldspar-quartz-hornblende porphyry and adjacent andesitic volcanic rocks. The porphyry at Balboa intruded passively toward the south from a source located northwest of the deposit and is also thought to be influenced by a high angle structure to the west of the deposit.

At Botija, a number of north dipping feldspar-quartz-hornblende dikes cut the granodiorite. Two roof pendants of andesitic volcanic rock occur in the central and eastern parts of the deposit. At Colina, mineralization is associated with an east-southeasterly trending, shallow north-dipping 2.5 kilometre by 1 kilometre feldspar-quartz-hornblende porphyry sill and dyke complex that intrudes granodiorite and andesitic volcanic rocks. The Valle Grande zone is associated with a southeast trending feldspar-quartz-hornblende porphyry lopolith that is bounded to the north and south by andesitic volcanics and minor granodioritic dykes. Mineralisation at Balboa is dominantly hosted by a feldspar-quartz-hornblende porphyry that intrudes the adjacent andesite. Medio is a low to moderate grade porphyry associated with silicified and sereticised porphyrytic intrusive rocks and brecciated andesite volcanics, and at Brazo and Botija Abajo mineralisation is primarily located within feldspar-quartz or feldspar-quartz-hornblende porphyry.

Hydrothermal alteration along the Cobre Panama mineral trend is primarily silica-chlorite which is interpreted to be a form of propylitic alteration. Potassic alteration, consisting of salmon coloured potassium feldspar and secondary biotite is seen in the central parts of Botija. Argillic and phyllic alteration is patchy in the three main deposits with the latter variety being most prevalent near the tops of the deposits. At Brazo, pervasive sericite, clay and pyrite is associated with well-developed quartz stockworks.

Hypogene sulphides occur as disseminations, micro-veinlets, fracture fillings and quartz-sulphide stockworks. Chalcopyrite is the dominant copper mineral with lesser bornite. Traces of molybdenite are commonly found in quartz veinlets. There is no significant zone of supergene enrichment at Botija, Colina and Valle Grande. At Brazo, supergene mineralization consisting of chalcocite-coated pyrite and rare native copper occurs to a depth of at least 150 m.

Exploration and Drilling

During a regional survey in 1968, a United Nations Development Program team discovered copper, gold and molybdenum porphyry mineralization in the Petaquilla River region of north-central Panama. A total of 1,813 diamond drill holes totalling 348,775 m have been drilled from discovery to February 2018.

During 2019, MPSA commenced additional diamond drilling in the vicinity of the Colina and smaller Medio pits in order to sterilize proposed areas for infrastructure development, and for further resource delineation at Colina.

Sampling, Analysis and Data Verification

Samples from MPSA drilling were placed within aluminum trays and dried in ovens. Once dry, the entire sample was crushed in a Rocklabs Boyd crusher, with sieve tests conducted regularly to ensure that the material was being crushed to the appropriate size. The equipment was cleaned after every sample using high-pressure air and after every tenth sample a coarse blank sample was passed through the crusher. The crushed sample material was split using a Jones rifle splitter and a 500 g aliquot taken for assay. The aliquot was placed in a small plastic bag which was heat sealed and marked with a bar-coded sample tag. The reject material was returned to the original sample bag and stored on site.

The sample aliquots were shipped by air courier to ALS Chemex Lima in Lima, Peru, for analysis. Copper assays were conducted using four acid digestion and Atomic Absorption Spectroscopy (“AAS”) finish. Umpire assay checks and secondary assay work was conducted by Acme Santiago in Santiago, Chile. Both labs have ISO/IEC 17025-2005 certification. Residual pulps were stored at either ALS Chemex in Lima, Perú, or at a storage warehouse at First Quantum’s Minera Antares office in Arequipa, Peru. Residual pulps were discarded after 3 years due to oxidation and a reduced ability to repeat the original assays. All MPSA drill core is however safely and securely stored in warehouses located on the Cobre Panama site.

All assay samples were kept in a locked facility on site until they were ready for shipment. Samples for a given hole were batched once the entire hole had been logged and sampled. Samples were collected into larger bags in batches of approximately 90 samples per bag. Samples to be assayed for sequential copper were batched into bags of 20 to 25 samples. Several times a week, the samples were dispatched by road to a secure warehouse in Penonomé by MPSA staff. While in storage, generally for less than two days, samples were kept under locked conditions until picked up by DHL cargo shipping. DHL then airfreighted the samples to ALS Chemex Laboratory in Lima, Peru.

A detailed review of all the historical and current QA/QC practices, QA/QC data and historical QA/QC reports at Cobre Panama has been undertaken by First Quantum in order to determine the accuracy, precision and bias present in the drillhole assay data for the mine, in order to determine suitability for mineral resource estimation. While a systemized program of QA/QC sampling was not fully implemented until 2006, numerous programs of check analysis were undertaken to compare each program of drilling to historic drilling undertaken by previous owners. Similarly, routine review of the QA/QC data and results did not occur until the MPSA drilling programs. Regular reviews of the QA/QC data have been undertaken by MPSA personnel and corrections made to the database when an error was identified. The sampling QA/QC results and the related studies demonstrate that sample assay data is representative of the mineralisation sampled and that it is appropriate for use in the Mineral Resource estimation. In addition, data verification completed by First Quantum supports that data used in the Mineral Resource estimate is similarly adequate.

Metallurgical Testing

Various metallurgical test work programs have been undertaken on the Cobre Panama project since 1968, commensurate with the various levels of preliminary feasibility and prefeasibility studies that were completed up until 1998.

In 1997, an extensive program of metallurgical testing was designed to confirm earlier studies on the metallurgical response of the Botija and Colina ores. Work included grinding, flotation, dewatering and mineralogical testing. Further testing was completed, including locked-cycle flotation test work and modal analysis to assist in defining grind requirements for both rougher and cleaner flotation. Copper-molybdenum separation by means of differential flotation was also tested.

Confirmatory batch laboratory flotation testwork was conducted during 2014. Based on all of this test work, variable processing recovery relationships were determined for copper and gold, whilst fixed recovery values were determined for molybdenum and silver.

During 2018, a confirmatory geometallurgical testwork programme was commenced using grade control samples to validate the processing recovery relationships especially in regard to ore from initial mining horizons. At that time an update to the processing recovery relationships was not warranted.

Mineral Resources

The Mineral Resource estimate for each of the Cobre Panama deposits was generated from the drillhole sample results and an interpretation of the relevant geology that relates to the spatial distribution of copper, molybdenum, gold and silver mineralization. The Botija Mineral Resource estimate was updated in December 2018 with added Reverse Circulation (“RC”) grade control drilling results. Block grade estimates used ordinary kriging and was post processed by local uniform conditioning of the copper and gold panel estimates considered appropriate to the scale of mining, The Mineral Resource estimates were classified according to the drill hole spacing, sample QA/QC, geological confidence and confidence in the grade estimates.

The Mineral Resource estimate for Cobre Panama, inclusive of the Mineral Reserve inventory, is presented below and reflects the March 2019 NI 43-101 Technical Report estimate, depleted to December 31, 2021.

Mineral Resource Statement as at December 31, 2021, and Reported Using a 0.15% Cu Cut-off Grade

		Tonnes	TCu	Mo	Au	Ag
Deposit	Category	(Mt)%		%	g/t	g/t
Botija	Measured	177.3	0.54	0.009	0.13	1.55
Botija	Indicated	579.9	0.36	0.007	0.07	1.12
Colina	Indicated	1,031.6	0.39	0.007	0.06	1.58
Medio	Indicated	63.0	0.28	0.004	0.03	0.96
Valle Grande	Indicated	602.1	0.36	0.006	0.04	1.37
Balboa	Indicated	647.3	0.35	0.002	0.08	1.37
Botija Abajo	Indicated	114.0	0.31	0.004	0.06	0.93
Brazo	Indicated	228.3	0.36	0.004	0.05	0.81
Total Measured and Indicated		3,443.6	0.37	0.006	0.07	1.34
Botija	Inferred	191.1	0.23	0.004	0.05	0.87
Colina	Inferred	125.1	0.26	0.006	0.05	1.20
Medio	Inferred	189.4	0.25	0.005	0.03	1.25
Valle Grande	Inferred	362.9	0.29	0.005	0.03	1.14
Balboa	Inferred	78.8	0.23	0.003	0.04	0.96
Botija Abajo	Inferred	66.7	0.27	0.005	0.06	1.25
Brazo	Inferred	76.4	0.21	0.003	0.01	0.73
Total Inferred		1,090.4	0.26	0.005	0.04	1.08

Stockpile Mineral Resource Statement as at December 31, 2021

		Tonnes	TCu	Mo	Au	Ag
Deposit	Category	(Mt)%		ppm	g/t	g/t
Botija	Stockpile	28.1	0.20	32.96	0.04	0.81

Mineral Reserves

The Mineral Reserve estimate for Cobre Panama is disclosed entirely within the Measured and Indicated Mineral Resource estimate in the table above. The actual cut-off grade for the estimate varies due to variable processing recovery, but otherwise reflects a longer-term consensus copper price of $3.00/lb, a molybdenum price of $13.50/lb, a gold price of $1,200/oz and a silver price of $16.00/oz.

Mineral Reserve Statement as at December 31, 2021, and Reported Based on a $3.00/lb Cu Price

	Total Ore
	Tonnes	TCu	Mo	Au	Ag
Pit and Classification	(Mt)%		ppm	ppm	ppm
Botija
Proven	175.0	0.52	85.10	0.12	1.51
Probable	553.6	0.34	67.19	0.07	1.09
Total Mineral Reserve	728.6	0.38	71.49	0.09	1.19
Colina and Medio
Proven	—	—	—	—	—
Probable	981.3	0.39	66.98	0.06	1.61
Total Mineral Reserve	981.3	0.39	66.98	0.06	1.61
Valle Grande
Proven	—	—	—	—	—
Probable	541.1	0.37	67.43	0.05	1.42
Total Mineral Reserve	541.1	0.37	67.43	0.05	1.42
Balboa
Proven	—	—	—	—	—
Probable	437.1	0.35	16.10	0.08	1.36
Total Mineral Reserve	437.1	0.35	16.10	0.08	1.36
BABR
Proven	—	—	—	—	—
Probable	219.7	0.40	41.31	0.07	0.87
Total Mineral Reserve	219.7	0.40	41.31	0.07	0.87
Combined Pits
Proven	175.0	0.52	85.10	0.12	1.51
Probable	2,732.7	0.37	56.91	0.07	1.37
Total Mineral Reserve	2,907.8	0.38	58.61	0.07	1.37

Stockpile Mineral Reserve Statement as at December 31, 2021

	Total Ore
	Tonnes	TCu	Mo	Au	Ag
	(Mt)%		ppm	ppm	ppm
Proven	—	—	—	—	—
Probable	28.1	0.20	32.96	0.04	0.81
Total Mineral Reserve	28.1	0.20	32.96	0.04	0.81

Mining Operations

Mining at Cobre Panama involves ultra-class scale mining equipment and conventional open pit methods at up to approximately 83 Mbcm of ore and waste mined per annum.

The mine development approach for the open pits now follows a terracing strategy rather than using phased pit designs which would have the unintended consequence of creating deep sumps which could, when inundated, curtail all production until the water was cleared. The terracing strategy, where a low terrace can be maintained towards one side of the pit with wide, ascending terraces providing multiple mining horizons is considered more suitable for the high rainfall environment as in the event of excessive rainfall the low terrace can act as a sump and be pumped clear over a duration not impacting production from the upper benches.

The multiple pits will be mined in an optimized sequence and in phases with ore crushed in-pit and conveyed overland to the nearby processing plant. The Botija pit is expected to be mined first, followed by the Colina and Medio pits. Mining in the Valle Grande and BABR pits will commence towards the end of mining of the Colina pit, with the Balboa pit being mined last.

At the end of 2021, four rope shovels, three ultra-class loaders and thirty ultra-class trucks were operating in the Botija Pit. During 2022, the fleet was expanded by adding a fifth rope shovel and eight additional ultra-class haul trucks. During the year ended December 31, 2022, 86.1 Mt ore were processed. Additionally, higher mining volumes were driven by the opening up of new mining areas, and in particular, the pre-strip activity at the Colina pit advanced significantly during the period. Crusher feed is expected to achieve between 90 Mt and 100 Mt for 2023, and ultimately ramp up to 100 Mtpa by the end of 2023 at which rate it remains until 2041 before dropping to 75 Mtpa between 2042 and 2054.

The overall life of mine strip ratio (tonnes) is 1:1.

Processing and Recovery Operations

The predominantly copper/molybdenum sulphide ore is amenable to conventional differential flotation processing, with gold and silver recovered into the copper concentrate and also separated into a bleed stream gravity concentrate.

The processing plant design is based upon a conventional sulphide ore flotation circuit, with differential flotation to produce separate copper and molybdenum concentrate products. Plant tailings are directed into the tailings management facility and, at a later date, into the depleted Botija pit.

The copper concentrate, containing gold and silver by-products, is piped as a slurry to the port site on the northern coast of the country (on the Caribbean Sea), where it is dried in filter presses and stored before being loaded onto vessels for shipping to world markets. The molybdenum concentrate will be delivered to the port by road and shipped in bulk bags.

While design recoveries vary for each deposit, the average recoveries are expected to be as follows over the life of mine:

•Copper:90.2%

•Molybdenum:53.4%

•Gold:55.9%

•Silver:45.0%

Infrastructure, Permitting and Compliance Activities

The mining complex has two main areas: the mine and plant site within the concession boundaries, and the port and power station at Punta Rincon, approximately 25 km north of the plant site on the Caribbean coast. The port and power plant site consists of a deep water berth for concentrate and coal shipments, a conventional ship landing site and a 300 MW coal fired power plant. An access road has been constructed between the mine and the power plant site and port area.

Mine power is generated by a coal-fired power station at the port site and transmitted via a 230 kV transmission line to the Botija substation at the mine site. The Botija substation is also connected to the national Panama electricity grid via a 230 kV transmission line to the Llano Sanchez substation. In 2018 the first 150 MW generator Unit 1 of the power plant was synchronized to the national grid. Unit 2 was synchronized to the national grid in January 2019.

New access roads and improvements to the existing access roads from Penonomé through La Pintada and Coclecito to the site have been constructed to permit safe access to the mine and plant site from the Pan-American Highway via the existing road from Penomoné.

In December 2011, the Government of Panama, through Ministerio de Ambiente (“MiAmbiente”), being the Panamanian national environmental authority, formerly known as  Autoridad Nacional del Ambiente (“ANAM”), approved the mine environmental and social impact assessment (“ESIA”) required for development of the Cobre Panama copper project, including the mining operations and related infrastructure at Botija, Colina, Medio and Valle Grande, the port facility, and the coal-fired power plant. Since the initial submission, the Project definition and development scope has changed to include additional open pits and aspects that will need to be addressed in a new ESIA. The expected timeframe for submitting the new ESIA is in mid-2024.

MPSA continues to implement its environmental management plans to meet commitments made in the project ESIA and comply with Panama environmental regulations, international standards including Equator Principles and IFC Performance Standards and Company environmental policy. The project has transitioned from construction to operations and is developing its environmental management system in accordance with the ISO 14001:2015 standard.

The mine closure plan and costs were reviewed in 2021. The closure cost present value as at December 31, 2021 was $164 million.

MPSA continues to implement its bio-diversity action plan in line with IFC Performance Standard 6 to protect and conserve the sensitive bio-diversity of the mining area.

The mine is located in the tropics with a high average annual rainfall and all drainage from the open pit, waste dumps and ore stockpiles is being collected and used as process water in the mill. Water is being recycled from the Tailings Management Facility (“TMF”) to the plant. Excess water  decanted off the surface of the TMF is being released to the Del Medio river, in compliance with local regulations. The discharged water quality currently meets all local discharge requirements and is expected to continue meeting water quality standards over the life of mine.

The mine continues to be audited bi-annually against ESIA commitments by a third-party independent auditor and the results provided to MiAmbiente.

In 2021, MPSA reported its compliance with local water discharge parameters.

On July 2021 there was an environmental incident related to a tailings pipeline failure resulting in a limited, short-term impact on natural waters. A notice of violation regarding this incident was issued in July 2021, followed by a reconsideration motion submitted by MPSA in January 2022. No other material environmental incident was reported at Cobre Panama in 2021 and there were no other notices of violation or penalties issued by any applicable regulatory authority. MiAmbiente opened an administrative process due to seven old findings arising from their inspection in July 2021. MPSA requested a reconsideration in the belief that the findings refer to old issues that have already been resolved.

The environmental expenditure at Cobre Panama in 2021 was $11.86 million.

Capital and Operating Expenses

First Quantum reports that, over the next three years, it expects $650 million in capital expenditures at Cobre Panama for the development of the Colina pit, work on the West Dam, purchase of additional mining fleet, expansion of camp facilities and assembly of the molybdenum flotation and filtration plant.

For the year ended 2022 copper C1 cash costs at Cobre Panama were $1.56/lb, and copper AISC was $1.91/lb.

Exploration, Development and Production

Construction is complete for the CP100 Expansion project, allowing the processing plant to achieve a throughput rate of 100 Mtpa. Crusher feed is expected to achieve between 90 Mt and 100 Mt for 2023, assuming normal operations.

The table below shows the historical production from  from Cobre Panama:

	Cu	Au	Ag
	tonnes	ounces	ounces
2019	147,480	60,074	1,132,247
2020	205,548	84,667	1,595,561
2021	331,000	141,637	2,521,235
2022	350,438	139,751	2,813,129

The Company’s precious metals streams with respect to Cobre Panama are linked to copper production from the Cobre Panama mine.

The table below shows estimated metal production for the next three years*:

	2023	2024	2025
Copper '000 tonnes	350 - 380	370 - 400	370 - 400
Gold '000 ounces	140 - 160	155 - 175	155 - 175

*     First Quantum has not provided estimated silver production for the next three years.

As at the end of December 2021, the mine life was 34 years.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF. In addition to the other information presented in this AIF, the following risk factors should be given special consideration.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue is particularly sensitive to changes in the price of gold, silver, oil, natural gas, natural gas liquids, PGM, copper and iron ore, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates and the strength of the U.S. dollar. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, political developments and geopolitical events.

Franco-Nevada also holds marketable securities in a number of companies that operate in the commodity sector and the value of these securities may be adversely affected by price fluctuations and future material commodity price declines, as well as other factors.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Gold, silver, and/or PGM are produced or will be produced as a by-product metal at some of the assets including, amongst others, the Antamina mine, Antapaccay mine, Candelaria mine, Cobre Panama mine and Sudbury mine; therefore, production decisions and the economic cut-off applied to the reporting of gold, silver and PGM mineral resources and mineral reserves, as applicable, will be influenced by changes in the commodity prices of other metals at the mines. To some extent, risks related to this will be mitigated by Franco-Nevada in respect of each of Antapaccay and Cobre Panama as gold and silver deliveries under the stream are initially tied to the production of copper, the primary product to be produced at such mines.

For mining assets that are subject to stream agreements where there is a fixed price payable per ounce, in the event that the price of gold and/or silver falls below the fixed price per ounce (subject to inflation adjustment), Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third-party property owners and operators, and Franco-Nevada has no or limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines. The revenue derived from the asset portfolio is based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property, decisions to relinquish or dispose of mineral properties, and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations. The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or other interest may result in, among other things,  differences between Franco-Nevada’s assumptions for a property and actual results,  which may lead to a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Franco-Nevada.

Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis. At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which Franco-Nevada holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Franco-Nevada has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Franco-Nevada. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Franco-Nevada may be difficult or impossible to predict.

Franco-Nevada has limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty, stream, or other interest’s performance

As a holder of royalties, streams or other interests, Franco-Nevada has limited access to data on the operations or to the actual properties themselves. This could affect its ability to assess the performance of the royalty, stream, or working or other interest. This could result in deviations in cash flow from that which is anticipated by Franco-Nevada. In addition, some royalties, streams or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the applicable interest and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties, streams, or other interests. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Although Franco-Nevada attempts to obtain these rights when creating new royalty or stream agreements or negotiating working or other interests, there is no assurance that Franco-Nevada’s efforts will be successful.

Franco-Nevada depends on its operators for the calculation of applicable payments. It may not be able to detect errors and payment calculations may call for retroactive adjustments

Franco-Nevada’s royalty, stream and other payments are calculated by the operators of the properties on which Franco-Nevada has royalties, streams, or interests based on the reported production. Each operator’s calculation of Franco-Nevada’s royalty, stream or other payments is subject to and dependent upon the adequacy and accuracy of its production, cost and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain royalty, stream or other agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty, stream or other payments that it receives. Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty, stream or other interests. As a result, Franco-Nevada’s ability to detect payment errors through its monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty, stream or other revenue adjustments. Some of Franco-Nevada’s royalty, stream or other contracts provide the right to audit the operational calculations and production data for the associated royalty, stream or other payments; however, such audits may occur many months following Franco-Nevada’s recognition of the royalty, stream or other interest revenue and may require Franco-Nevada to adjust its revenue in later periods.

The Candelaria and Cobre Panama streams are significant to Franco-Nevada and other assets and properties may become significant to Franco-Nevada from time to time and any adverse development related to any such assets will affect the revenue derived from such assets

The streams on Candelaria and Cobre Panama are currently significant to Franco-Nevada, although as new assets are acquired or move into production, the materiality of each of Franco-Nevada’s assets will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from Candelaria and Cobre Panama or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, sinkholes, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third-party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. As these mines mature, Franco-Nevada can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Cobre Panama has been subject to a dispute between the GOP and First Quantum regarding the validity of the original concession grant and new concession arrangements. The parties have agreed to a proposed concession contract to resolve the dispute, subject to completion of public consultation and receipt of all necessary approvals. Please see the section of this AIF entitled “Three-Year History – 2022 & YTD 2023 – Proposed Concession Contract for Cobre Panama Mine –Panama” for details on the current status of this dispute. There can be no assurance that the requisite approvals will be obtained. In the event that there is no positive resolution and there occurs a reduction, or delay or other impairment in production or a termination or reduction in First Quantum’s rights in respect of the Cobre Panama mine, it may have an adverse impact on the deliveries that Franco-Nevada receives in respect of the Cobre Panama stream. A cessation, reduction or delay in such deliveries in respect of Cobre Panama, or a termination of First Quantum’s rights in respect of the mine may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Franco-Nevada is dependent on the payment of royalty, stream, and other payments by the owners and operators of the relevant properties and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream/interest properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream/interest properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams/interests must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams/payments from interest properties upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Franco-Nevada’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, a creditor or the operator may seek to terminate the royalty, stream or other agreement or otherwise limit Franco-Nevada’s recovery in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Franco-Nevada’s rights may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Certain royalty and stream interests and working interests are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the asset portfolio

Some royalty and stream interests and working or other interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, stream or working or other interest, (ii) pre-emptive rights pursuant to which parties to operating and royalty or stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to Franco-Nevada, (iii) claw-back rights pursuant to which the seller of a royalty, stream or working or other interest to Franco-Nevada has the right to re-acquire the royalty, stream or working or other interest, or (iv) a right to dispose of property interests which are subject to the royalty, stream or working or other interest, for a return to Franco-Nevada, if any, which may be lower than Franco-Nevada’s assumptions regarding the asset. Holders may exercise these rights such that certain royalty, stream interests and working or other interests would no longer be held by Franco-Nevada.

The asset portfolio includes a number of royalty interests based on net profits or other royalties with cost deductions, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its asset portfolio. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the operation before calculating the royalty or other amounts payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. NSR royalties allow for prescribed deductions in respect of certain costs, which in the case of NSR royalties in respect of non-precious metals, may be significant. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operations.

Franco-Nevada may enter into acquisitions or other material royalty or streaming transactions at any time

Franco-Nevada is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams. At any given time, Franco-Nevada has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Franco-Nevada and may involve the issuance of securities by Franco-Nevada or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty or streaming transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Franco-Nevada may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to Franco-Nevada, even if such restructuring may reduce near-term revenues or result in Franco-Nevada incurring transaction-related costs.

Franco-Nevada may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties, streams and other interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and retaining qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty and stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil & natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil & natural gas interests, and there is a limited supply of such desirable interests. The mineral exploration and mining and oil & natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and oil & natural gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. There has been significant growth in the number of royalty and streaming companies over the last several years. Franco-Nevada may be at a competitive disadvantage in acquiring mineral and oil and gas interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs or may have different investment criteria. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring royalty, stream and other interests. In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Royalty, stream and other interests may not be honoured by operators of a project

Royalty, stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of such interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely against Franco-Nevada, may have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

There may be unknown defects in the asset portfolio

A defect in a royalty, stream, working or other interest or equity interest and/or the underlying contract may arise to defeat or impair the claim of Franco-Nevada to such royalty, stream, working or other interest or equity interest. Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Current global financial conditions continue to be challenging

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact Franco-Nevada’s ability, or the ability of the operators of the properties in which Franco-Nevada holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, Franco-Nevada may be subject to counterparty risk and liquidity risk. Franco-Nevada is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold Franco-Nevada’s cash, (ii) through companies that have payables to Franco-Nevada, (iii) through Franco-Nevada’s insurance providers, and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Franco-Nevada to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to Franco-Nevada. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Franco-Nevada’s operations could be adversely impacted and the trading price of Franco-Nevada securities could be adversely affected.

The impact of pandemics and public health emergencies in the future, may significantly impact Franco-Nevada

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The impact of the pandemic included extreme volatility in financial markets, elevated inflation, extreme volatility in commodity prices (including gold, silver, palladium, iron ore, oil and gas) and has raised the prospect of an extended global recession. As well, as efforts were undertaken to contain the spread of the COVID-19 pandemic, the operation and development of mining projects were impacted. Many mining projects, including a number of the properties in which Franco-Nevada holds a royalty, stream or other interest were impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. As of the date hereof, none of the operations in which Franco-Nevada holds a royalty, stream or other interest are suspended as a result of the COVID-19 pandemic. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. The broader impact of future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty, stream and other interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. There can be no assurance that any steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s Board of Directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile, Peru, Brazil or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation. Canada, together with approximately 140 other countries comprising the OECD/G20 Inclusive Framework on BEPS (Base Erosion and Profit Shifting), approved in principle in 2021, certain base erosion tax initiatives, including the introduction of a 15% global minimum tax. The timing of the implementation of the BEPS initiatives remains uncertain, and individual taxing jurisdictions may implement these global tax reforms as proposed, in a modified form, or not at all.

No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less attractive to counterparties. Such changes could adversely affect Franco-Nevada’s ability to acquire new assets or make future investments.

Reviews conducted by tax authorities, now or in the future, may result in adverse tax consequences for Franco-Nevada

Tax authorities in jurisdictions applicable to Franco-Nevada may periodically conduct reviews of Franco-Nevada’s tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure.

The CRA is conducting an audit of Franco-Nevada’s 2012-2017 taxation years and has issued a series of reassessments to Franco-Nevada relating to the 2012-2017 taxation years. Subsequent to year-end, the CRA expanded its audit up to the 2019 taxation year. The Company has not received any proposal or Notices of Reassessment in connection with this. A description of the matters and amounts at issue is included in the notes to Franco-Nevada’s financial statements for the year ended December 31, 2022.

Management believes that Franco-Nevada has filed its tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws. Franco-Nevada does not believe that the reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance of the outcome thereof that the CRA will not further challenge the manner in which Franco-Nevada or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA or other applicable tax authority successfully challenges the manner in which Franco-Nevada or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which Franco-Nevada participates, or in transactions or ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties or streams, or other investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and Franco-Nevada may have to raise additional capital through the issuance of additional equity, which could result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Franco-Nevada’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Franco-Nevada may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty, stream and other interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise have been focused on the acquisition and management of royalty, stream and other interests. Franco-Nevada may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of Franco-Nevada’s activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil and Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty, stream or other interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty, stream or other interest (for example, litigation brought by community, indigenous groups or host governments, litigation between joint venture partners or litigation between operators and original property owners or neighbouring property owners). As a royalty, stream or other interest holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Information systems and cybersecurity

Franco-Nevada’s operations depend, in part, on its information technology (“IT”) systems, networks, equipment and software and the security of these systems. Franco-Nevada depends on various IT systems to estimate resource and reserve quantities, process and record financial data, analyze seismic information, administer its contracts with its counterparties and communicate with employees and third parties. These IT systems, and those of its third-party service providers and vendors and the counterparties under its royalty/stream agreements, may be vulnerable to an increasing number of continually evolving cybersecurity risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.

A significant breach of Franco-Nevada’s IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and Franco-Nevada’s efforts to address these problems may not be successful. The significance of any cybersecurity breach is difficult to quantify but may in certain circumstances be material and could have a material adverse effect on Franco-Nevada’s business, financial condition and results of operations.

Risks Related to Mining Operations and Oil and Natural Gas Operations

Franco-Nevada is subject to the same risk factors as the owners and operators of properties in which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals or oil and natural gas from, or the continued operation of, the properties in which Franco-Nevada holds a royalty, stream or other interest, Franco-Nevada will be subject to the risk factors applicable to the owners and operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new producing assets could adversely affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil & natural gas reserves on assets underlying the royalty, stream or other interests on which Franco-Nevada has a royalty, stream or other interest. Reserves are continually being depleted through extraction and the long-term viability of Franco-Nevada’s asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil & natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Resources and reserves are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The mineral resources and mineral reserves and oil and natural gas reserves and resources on properties underlying Franco-Nevada’s royalty, stream or other interests are estimates only, and no assurance can be given that the estimated resources and reserves are accurate or that the indicated level of minerals and/or oil and natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower-grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely-spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Franco-Nevada’s interpretations and assumptions regarding the information underlying resource estimates may also differ from those of the operator.

Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves.

Any of the foregoing factors may require operators to reduce their resources and reserves, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil and natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, sinkholes, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write-down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Title defects may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty, stream or other interests necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or indigenous groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty, stream or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner may result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by Franco-Nevada in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty, stream or other interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits, licenses and consultation obligations in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses or comply with consultation obligations, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil and natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, indigenous and community consultation, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own assets and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty, stream or other interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the owners or operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing and conduct all consultation that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil and natural gas facilities, or maintain operations that economically justify the cost. Any failure to conduct appropriate consultation, comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada is exposed to risks related to the permitting, construction, development and/or expansion in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Franco-Nevada holds an interest are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks including, but not limited to, delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits or licenses, changes in environmental or other regulations, currency exchange rates or controls, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, licensing, construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in which Franco-Nevada holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures or operating constraints and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by owners or operators of properties underlying the asset portfolio, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty/stream, which could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Risks relating to climate change

Franco-Nevada acknowledges climate change as both an international and local concern that will impact its business and the business of the operators of the properties in which it holds a royalty, stream or other interest in a number of possible ways. Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. In addition to voluntary actions, governments are moving to introduce and implement new and more stringent climate change legislation and treaties at the international, national, state/provincial and local levels. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Franco-Nevada expects that continued efforts to address climate change, including complying with enhanced regulatory requirements, may result in increased costs for the operations at the properties in which it holds an interest.

Climate change may also pose physical risks to the properties in which Franco-Nevada holds an interest. This could include adverse effects on operations as a result of increasing occurrences of extreme weather events, water shortages, changes in rainfall and storm patterns, changes in sea levels and other negative weather and climate patterns.

Investors are increasingly sensitive to the climate change impacts and mitigation efforts of companies, and are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies, including many of the operators of the properties in which Franco-Nevada holds an interest. Adverse publicity or climate-related litigation in respect of these operators could have a negative impact on Franco-Nevada. Challenges relating to climate change could have an impact on the ability of these operators to access the capital markets and such limitations could have a corresponding negative effect on their business and operations.

The impacts of climate change, including those described above, could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Risks relating to foreign jurisdictions

Many of Franco-Nevada’s royalty and stream interests relate to properties outside of the United States and Canada, including Latin America and, to a lesser extent, Africa. In addition, future investments may expose Franco-Nevada to new jurisdictions. The ownership, development and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which Franco-Nevada holds royalty and stream interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Franco-Nevada applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into royalty and stream agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as Franco-Nevada deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that Franco-Nevada will be able to identify or mitigate all risks relating to holding royalty and stream interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on Franco-Nevada’s business, results of operations, cash flows and financial condition.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil and natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates and controls, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additionally, Franco-Nevada is indirectly exposed to the risks faced by the owners and operators of the properties in which Franco-Nevada holds or will hold royalties, streams or other interests in foreign jurisdictions. These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Political volatility and potential changes to mining legislation in Chile and Peru

Franco-Nevada has a number of streams and royalties with respect to properties located in each of Chile (including Candelaria) and Peru (including Antamina and Antapaccay). Both Chile and Peru have recently been experiencing periods of significant political volatility and changes in government. Government bodies and officials in Chile and Peru have made a variety of proposals regarding potential changes to mining legislation in the respective countries. The proposals are wide-ranging and have included potential changes in mining policies, royalties, taxation levels, ownership rights and the treatment of local communities. In Chile, the process of drafting a new constitution has been restarted, and the mining legislation has been modified (and continues to be subject to modifications) to increase the taxes payable by mining companies and fees of mining concessions, as well as to set new requirements for mining concessions, including with respect to their timeframe, and obligations to provide information, amongst other requirements. In Peru, political volatility remains ongoing and certain mining operations, including Antapaccay, have been directly impacted by the unrest. To the extent that operations at properties underlying Franco-Nevada’s royalties and streams are impacted by political unrest, this may materially and adversely affect Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

While the final scope and pace of the proposed changes and their implementation are still ongoing, this could have a material adverse impact on the operations of the owners or operators of properties underlying Franco-Nevada’s royalties and streams in these jurisdictions. This may materially and adversely affect Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Changes to provincial and state royalty frameworks may have an adverse effect on the revenue generated by energy assets

In addition to federal regulation, each Canadian province and U.S. state has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province or state is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production. Royalties payable on production from lands other than Crown or U.S. federal government lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain taxes and royalties. Royalties from production on Crown or U.S. federal government lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s energy assets which may materially and adversely affect its profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Proposed changes to U.S. federal mining and public land law could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposition of metallic minerals on lands owned by the federal government. Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands. There have been recent proposals to amend the U.S. mining law to impose a royalty on the production of select hardrock minerals, such as silver, gold and copper, from U.S. federal lands, and a reclamation fee on production from federal and other lands. Any such proposal, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims, and to a lesser extent, on other lands in the United States. Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims. Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands. Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Adequate infrastructure is necessary for the properties in which Franco-Nevada has an interest or to realize maximum value from its interests

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.

Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which Franco-Nevada has a royalty/stream interest.

Realized pricing underlying payments in respect of Franco-Nevada’s diversified interests may differ from benchmark pricing due to product quality differences and transportation costs. From time to time, material differences in price may arise due to transportation bottlenecks or a lack of pipeline capacity. These differentials are expected to be volatile over time and change with market dynamics.

Production is dependent on operators’ employees

Production from the properties in which Franco-Nevada holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining and oil and gas expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco-Nevada.

Franco-Nevada is subject to risks related to certain operations in developing economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator’s business activities.

Franco-Nevada’s assets may be subject to risks related to indigenous peoples

Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples. Franco-Nevada holds royalty, stream and other interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty, stream or other interest. This risk exists even where operators have sought to comply with applicable consultation obligations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of Franco-Nevada’s royalty, stream or other interests.

Franco-Nevada’s assets may be subject to risks relating to environment, social and governance (ESG) matters

Mining, extraction, processing, exploration and development activities in both mining and oil and gas are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying Franco-Nevada’s assets could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition, the trading price of Franco-Nevada securities and Franco-Nevada’s reputation. Franco-Nevada’s corporate policies including its Investment Principles Policy (Environmental, Social and Governance) set out the principles regarding ESG matters which guide Franco-Nevada’s investment decisions and the ongoing management and evaluation of Franco-Nevada’s assets in an effort to mitigate these risks.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of ESG matters faced by companies, including Franco-Nevada itself and many of the operators of the properties in which Franco-Nevada holds an interest. In connection with increased investor focus and additional disclosure, there is the potential for litigation in connection with such disclosure and with underlying ESG-related issues. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the reputation of Franco-Nevada.

Risks Related to Franco-Nevada’s Securities

Franco-Nevada’s securities are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in commodity prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long-term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments

A substantial portion of the assets of Franco-Nevada are located outside of Canada. As a result, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Additional issuance of securities by Franco-Nevada may dilute existing securityholders, reduce some or all of Franco-Nevada’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Franco-Nevada securities or impede Franco-Nevada’s ability to raise future capital

Franco-Nevada may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes. To the extent additional securities are issued, Franco-Nevada’s existing securityholders could be diluted and some or all of Franco-Nevada’s financial measures could be reduced on a per share basis. Additionally, Franco-Nevada securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Franco-Nevada’s securities may decline if certain large holders of Franco-Nevada securities or recipients of Franco-Nevada securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Franco-Nevada’s ability to raise capital through the sale of additional equity securities in the future.

Franco-Nevada may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for United States investors

If Franco-Nevada were classified as a PFIC for any taxable year during which a U.S. investor owned Common Shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of Common Shares and on certain distributions and a requirement to file annual reports with the U.S. Internal Revenue Service (“IRS”). In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The IRS has issued final and proposed regulations providing guidance on various aspects of the PFIC rules, including the income and asset tests. The proposed regulations will not be effective unless and until they are adopted in final form, although taxpayers generally may rely on the proposed regulations before adoption, provided the proposed regulations are applied consistently.

Franco-Nevada believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2022, and, based on its current and anticipated business activities and financial expectations, Franco-Nevada expects, on a more-likely-than-not basis, that it will not be a PFIC for its current taxable year or for the foreseeable future. However, the classification of Franco-Nevada under the PFIC rules will depend, in part, on whether certain of its income qualifies for an exception for active business gains arising from the sale of commodities for purposes of the PFIC income and asset tests. Moreover, the determination as to whether a corporation is, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority on the application of the relevant PFIC rules, including the active business gains exception, to entities such as Franco-Nevada and its subsidiaries. Accordingly, there can be no assurance that the IRS will not challenge the views of Franco-Nevada concerning its PFIC status or that such a challenge will not be successful. In addition, whether any corporation will be a PFIC for any taxable year depends on its assets and income over the course of such taxable year, and, as a result, Franco-Nevada’s PFIC status for its current taxable year and any future taxable year cannot be predicted with certainty.

Each U.S. investor should consult its own tax advisor regarding the PFIC status of Franco-Nevada. See the discussion set forth under the heading, “United States Federal Income Tax Considerations” contained in Franco-Nevada’s Annual Report on Form 40-F, which has been filed with the SEC and can be found at the SEC’s website at www.sec.gov.

Franco-Nevada’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Franco-Nevada’s compliance costs and the risk of noncompliance, which could have an adverse effect on the price of Franco-Nevada’s securities

Franco-Nevada is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. For example, new rules have been enacted that will require Franco-Nevada to disclose on an annual basis certain payments made by Franco-Nevada, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments. Further, Franco-Nevada’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Franco-Nevada may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Franco-Nevada’s internal control over financial reporting and an attestation report by Franco-Nevada’s independent auditors addressing this assessment. While Franco-Nevada’s internal controls over financial reporting for the year ended December 31, 2022 were effective, Franco-Nevada may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Franco-Nevada may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Franco-Nevada’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Franco-Nevada’s business and negatively impact the trading price of its Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Franco-Nevada’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Franco-Nevada with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Franco-Nevada.

No evaluation can provide complete assurance that Franco-Nevada’s internal control over financial reporting will detect or uncover all failures of persons within Franco-Nevada to disclose material information otherwise required to be reported. The effectiveness of Franco-Nevada’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Franco-Nevada expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Franco-Nevada continue to improve its internal control over financial reporting. Although Franco-Nevada intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Franco-Nevada cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”. As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operations and financial condition.

DIVIDENDS

Franco-Nevada declares its dividends in U.S. dollars. The following tables set forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years in U.S. dollars and the Canadian dollar equivalent.

Dividends Paid in US$ (in millions)	2022	2021	2020
Per Common Share (in dollars)	$1.28	$1.16	$1.03
Cash payments	$197.6	$179.6	$154.9
DRIP payments(1)	$48.2	$41.8	$42.3
In aggregate(1)	$245.8	$221.4	$197.2

(1)	For 2022, 2021 and 2020, includes DRIP payments which were satisfied by the issuance of 360,085, 313,845, and 327,478 Common Shares, respectively.

Dividends Paid in C$ (in millions)	2022	2021	2020
Per Common Share (in dollars)(1)	$1.68	$1.45	$1.37
Cash payments(1)	$259.9	$226.6	$208.4
DRIP payments(1)(2)	$64.0	$52.7	$56.9
In aggregate(1)(2)	$323.9	$279.3	$265.3

(1)	The exchange rate used to convert the dividends to C$ is the daily exchange rate posted by the Bank of Canada on the record date.
(2)	For 2022, 2021 and 2020, includes DRIP payments which were satisfied by the issuance of 360,085, 313,845, and 327,478 Common Shares, respectively.

Franco-Nevada has adopted a dividend policy to pay a sustainable dividend as determined by its Board of Directors to qualify its Common Shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and, effective Q2 2014, the Board of Directors began to pay dividends on a quarterly basis. The Board of Directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments. It is expected that the Board of Directors will conduct periodic reviews of Franco-Nevada’s dividend policy.

On July 9, 2013, Franco-Nevada adopted a Dividend Reinvestment Plan (the “DRIP”) to provide, among other things, eligible holders of Franco-Nevada’s Common Shares with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada. Currently, such Common Shares are issued from treasury at a 1% discount to the market price. The discount may be adjusted in future but cannot exceed 5%. Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment. During Q2 2018, Franco-Nevada amended and restated the DRIP to allow for the participation of certain non-Canadian and non-U.S. shareholders, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders who are interested in participating in the DRIP should contact Franco-Nevada to determine whether they satisfy the necessary conditions to participate in the DRIP.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 16, 2023, 191,892,691 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board of Directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

MARKET FOR SECURITIES

The Common Shares of Franco-Nevada are listed and posted for trading on the TSX and the NYSE in each case under the symbol “FNV”.

Trading Price and Volume

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for fiscal year to date and for the most recently completed financial year.

	Common Shares TSX			Common Shares NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2022
January	175.10	158.76	7,371,224	138.95	124.95	11,080,673
February	193.51	164.71	9,169,110	151.84	129.55	13,003,124
March	216.32	187.00	14,084,551	168.37	147.27	20,937,711
April	213.36	192.47	6,602,759	169.32	149.68	11,328,497
May	203.40	171.12	10,344,290	159.28	133.18	14,432,124
June	188.98	168.93	10,341,673	148.03	131.13	13,419,368
July	177.10	157.31	8,416,459	135.19	122.38	13,061,409
August	173.39	157.85	6,672,014	134.93	120.20	12,307,454
September	166.56	151.08	8,576,250	128.00	109.70	13,181,309
October	172.72	155.18	7,068,939	126.61	111.27	12,152,389
November	197.10	160.59	8,589,150	146.73	116.50	13,421,037
December	201.13	177.27	8,417,465	150.00	128.74	14,479,076
2023
January	202.06	187.38	7,147,130	150.98	137.49	11,767,240
February	198.54	166.98	6,801,552	149.53	122.33	10,893,985
March (1-16)	192.00	175.94	6,037,516	138.84	129.11	11,571,551

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

David Harquail	Director and Chair of the Board	Chair of the Board, Franco-Nevada
Toronto, Ontario, Canada

Paul Brink	Director and President & Chief	President & Chief Executive Officer,
Toronto, Ontario, Canada	Executive Officer	Franco-Nevada

Tom Albanese(2)(3)	Director	Corporate Director
Hillsborough, New Jersey, U.S.A.

Derek W. Evans(4)(5)	Director	President, Chief Executive Officer and
Calgary, Alberta, Canada		Director, MEG Energy Corp.

Catharine Farrow(3)(4)	Director	President, FarExGeoMine Ltd.
Sudbury, Ontario, Canada

Louis Gignac(4)	Director	Chair, G Mining Ventures Corp.
Brossard, Quebec, Canada

Maureen Jensen(4)(5)	Director	Corporate Director
Thornbury, Ontario, Canada

Jennifer Maki(2)(3)	Director	Corporate Director
Toronto, Ontario, Canada

Randall Oliphant(2)(3)	Director	Corporate Director
Toronto, Ontario, Canada

Jacques Perron(5)	Director	Corporate Director
West Vancouver, British Columbia,
Canada

Elliott Pew(2)	Director	Corporate Director
Boerne, Texas, U.S.A.

Sandip Rana	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Oakville, Ontario, Canada

Lloyd Hong	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate
Toronto, Ontario, Canada		Secretary, Franco-Nevada

Eaun Gray	Senior Vice President, Business	Senior Vice President, Business
Toronto, Ontario, Canada	Development	Development, Franco-Nevada

Jason O’Connell	Senior Vice President, Diversified	Senior Vice President, Diversified,
Toronto, Ontario, Canada		Franco-Nevada

(1)

Messrs. Harquail, Gignac, and Oliphant have served since November 2007. Derek Evans, Tom Albanese, Catharine Farrow, Jennifer Maki, Elliott Pew, Paul Brink, Maureen Jensen, and Jacques Perron were appointed in August 2008, August 2013, May 2015, May 2019, September 2019, May 2020, May 2020 and November 2022, respectively.

(2)	2022 member of the Audit and Risk Committee (the “ARC”).
(3)	2023 member of the ARC (effective March 15, 2023).
(4)	2022 member of the Compensation and ESG Committee (the “CESGC”).
(5)	2023 member of the CESGC (effective March 15, 2023).

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he or she resigns from office or he or she becomes disqualified to act as a director of Franco-Nevada.

As of March 16, 2023, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,360,003 Common Shares, representing approximately 0.7% of the Common Shares outstanding.

Biographical information regarding the current directors and executive officers of Franco-Nevada is provided as follows:

David Harquail, Director and Chair of the Board — David Harquail is Chair of the Board. Mr. Harquail was the founding CEO of the Corporation. Prior to his appointment as Chair in May 2020, Mr. Harquail served as the Corporation’s CEO for more than 13 years since its initial public offering in 2007. He serves as a director of the Bank of Montreal, as a governor of Laurentian University in Sudbury, as a director of the Prospectors & Developers Association of Canada and is a past director and former Chair (2017-2020) of the World Gold Council. He has also held senior executive roles and served as a director of numerous public mining companies and has been actively involved in industry organizations. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Paul Brink, President & Chief Executive Officer — Paul Brink is President & CEO and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its initial public offering in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. Mr. Brink is active with a number of not-for-profit organizations. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Tom Albanese, Director — Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto PLC and Rio Tinto Limited (2007 to 2013). Mr. Albanese is also a director of CoTec Holdings Corp. and is a director and Chair of the Committee of Independent Directors of Nevada Copper Corp. He previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto PLC, Rio Tinto Limited, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Derek W. Evans, Director — Derek Evans is President & CEO of MEG Energy Corp. and is a director of Franco-Nevada. He served as President and CEO and a director of Pengrowth Energy Corporation from 2009 until March 15, 2018. Mr. Evans has over 41 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and is a board member of MaRS (an innovation hub). Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Dr. Catharine Farrow, Director — Catharine Farrow is a director of Franco-Nevada. She is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO) and has more than 30 years of mining industry experience. She also serves as a director of Centamin plc and of Eldorado Gold Corporation and is lead director of Aclara Resources Inc. She is also active in the mining industry in both private companies and academia. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Dr. Farrow has served on the board of a number of not-for-profit and government Advisory Boards. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000) and the Distinguished Alumni Award from the Acadia Alumni Association (2020). Dr. Farrow obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University. She also holds the ICD.D designation.

Louis Gignac, Director — Louis Gignac is Chair of G Mining Ventures Corp. (a public mining exploration and development company) and of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, CEO and a director of Cambior Inc., from 1986 to 2006, and previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several public companies. Mr. Gignac is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University. He also holds the ICD.D designation. Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Maureen Jensen, Director — Maureen Jensen is a director of Franco-Nevada. She served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was previously the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice-President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is Chair of Canada’s Ombudsman for Banking Services and Investments, is a director of the NEO Exchange, and is also active in other not-for-profit organizations including as Chair of The Prosperity Project and as a Public Governor of FINRA in the United States. In 2022, Ms. Jensen was inducted into the Canadian Mining Hall of Fame. Ms. Jensen is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO), holds the ICD.D and GCB.D designations, has a BSc, Doctor of Laws (Honoris Causa) and is a member of the Investment Industry Hall of Fame.

Jennifer Maki, Director — Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. and Pan American Silver Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She also holds the ICD.D designation.

Randall Oliphant, Director Randall Oliphant is a director of Franco-Nevada. He has worked in natural resources in many capacities for over 31 years. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation and since that time he has served on the boards of numerous public companies and not-for-profit organizations. He served as Executive Chairman of New Gold Inc. from 2009 to 2017. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm. Mr. Oliphant also served as Chairman of the World Gold Council from 2013 to 2017. Mr. Oliphant is a CPA, CA and was granted the designation of FCPA in 2016 in recognition of his outstanding contribution to his profession.

Jacques Perron, Director — Jacques Perron is a director of Franco-Nevada. Mr. Perron has over 35 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc., Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

Elliott Pew, Director — Elliott Pew is a director of Franco-Nevada. He has over 41 years of diverse experience in the oil and gas industry. Previously, Mr. Pew served as Board Chair and a Member of the Audit and Risk Committee of Enerplus Corporation, as a director of Southwestern Energy Company, and as co-founder, executive and member of the board of managers of Common Resources I, II and III (private E&P). Prior to that, Mr. Pew held senior executive positions with Newfield Exploration Company in Houston and was Senior Vice President, Exploration of American Exploration Company. He holds an M.A. in Geology from the University of Texas at Austin and an A.B. in Geology from Franklin and Marshall College and is a member of the ICD and NACD.

Sandip Rana, Chief Financial Officer — Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Lloyd Hong, Chief Legal Officer & Corporate Secretary — Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Eaun Gray, Senior Vice President, Business Development — Eaun Gray, Senior Vice President, Business Development, heads Franco-Nevada’s mining business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Jason O’Connell, Senior Vice President, Diversified — Jason O’Connell, Senior Vice President, Diversified, has been with Franco-Nevada since 2008. His role includes leading business development activities for diversified mining and energy opportunities and managing the Corporation’s Energy portfolio. Mr. O’Connell led the growth of the Corporation’s US Energy portfolio and, prior to that, held roles in the business development group and managed investor relations. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no director or executive officer of Franco-Nevada (or where applicable, personal holding company of a director or executive officer):

(a)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:
(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or
(ii)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or
(c)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or
(d)	has been subject to:
(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Under a settlement agreement dated November 30, 2017, Louis Gignac, a director of the Corporation, resolved concerns of the Authorité des marchés financiers (“AMF”) regarding a trade in shares of another issuer made in 2015. The AMF and Mr. Gignac agreed in the settlement agreement that Mr. Gignac traded shares in error while in possession of privileged information, as defined in the Securities Act (Quebec) (the “Quebec Act”). The AMF and Mr. Gignac agreed that Mr. Gignac self-reported his trading to the AMF, fully cooperated with the AMF and that Mr. Gignac had no intention of trading with privileged information. Mr. Gignac agreed to pay an administrative fine of C$94,369 under section 204 of the Quebec Act to fully resolve the matter.

For the purposes of the above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, and, with respect to each, was in effect more than 30 consecutive days.

Other Disclosed Matters

On October 17, 2017, the SEC filed civil charges against each of Rio Tinto PLC, Tom Albanese and the former CFO of Rio Tinto PLC, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto PLC and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto PLC and prior to his becoming a director of the Corporation.

On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited related to statements which ASIC alleged were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings related to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements.

On February 28, 2022, ASIC amended the proceedings, dropping all of its claims for relief against Mr. Albanese and the former CFO. On March 7, 2022, the Federal Court of Australia entered an order that, among other things, dismissed the proceedings in their entirety against Mr. Albanese and the former CFO. There were no findings of liability or contraventions on the part of Mr. Albanese (or the former CFO). The proceedings are concluded.

The Corporation is aware of the SEC allegations and will continue to monitor the progress of the situation.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than with respect to the ongoing CRA audits as described in the financial statements, there are no outstanding material legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2022 or that any of its properties or assets is subject or was subject to, during fiscal 2022, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of their property or assets.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2022 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2022.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Franco-Nevada has not entered into a material contract since October 17, 2007 (date of incorporation) that is still in effect other than material contracts entered into in the ordinary course of business (none of which are required to be disclosed).

EXPERTS

Certain technical and scientific information contained in this AIF, including in respect of the Candelaria mine and the Cobre Panama mine was reviewed and approved in accordance with NI 43-101 by Amri Sinuhaji, P.Eng., Vice President, Mining of the Corporation and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Franco-Nevada, this expert held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof as of the date hereof, when he prepared the technical information contained in this AIF or following the preparation of such technical information. No firm or person received, or will receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof in connection with the preparation of such technical information.

Franco-Nevada’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 15, 2023 in respect of Franco-Nevada’s consolidated financial statements as at December 31, 2022 and 2021 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2022. They have advised Franco-Nevada that they are independent with respect to Franco-Nevada within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and comply with the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov and on its website at www.franco-nevada.com. A glossary of non-technical and technical terms is generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s management information circular for its annual and special meeting of shareholders scheduled to be held on May 2, 2023. For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and management’s discussion and analysis for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix A to this AIF. The Charter was last updated effective March 9, 2020 to remove oversight over oil and gas reserves disclosure as the Corporation ceased providing such disclosure in 2018 as it was no longer material.

With respect to risk management, the Charter provides that the ARC will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix A to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2022, the ARC was composed of the following four directors: Jennifer Maki (Chair), Tom Albanese, Randall Oliphant, and Elliott Pew. As part of the Board’s annual review of the composition of its Committees, the Board determined to refresh the composition of the Committees in 2023. On March 15, 2023, (i) Mr. Pew ceased serving as a member of the ARC, and (ii) Dr. Farrow ceased serving as a member of the CESGC and was appointed a member of the ARC. Each director was and is considered “independent” and “financially literate” (as such terms are defined in NI 52-110, the rules of the NYSE and Rule 10A-3 of the U.S. Securities Exchange Act of 1934).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his or her responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Tom Albanese	● Director and Member of the Investment Committee of CoTec Holdings Corp.
● Director and Chair of the Committee of Independent Directors of Nevada Copper Corp.
● Previous CEO of Vedanta Resources plc and Vedanta Limited (formerly known as SesaSterlite Ltd.)
● Previous Chair of Vedanta Limited’s Risk Management Committee
● Previous Chief Executive Officer of Rio Tinto PLC and Rio Tinto Limited
● Previous Chair of Rio Tinto PLC Risk Committee

Catharine Farrow	● Lead Director and Member of the Audit Committee of Aclara Resources Inc.
● Director and Member of the Audit & Risk Committee of Centamin plc
● Director of Eldorado Gold Corporation
● Previous CEO of TMAC Resources Inc.
● Previous Chief Operating Officer of KGHM International Ltd. (formerly known as Quadra FNX Mining Company Inc.)
● ICD.D, Institute of Corporate Directors (2019)

Jennifer Maki	● Director and Chair of the Audit Committee of Baytex Energy Corp.
● Director and Member of the Audit Committee of Pan American Silver Corp.
● Previous CEO of Vale Canada and Executive Director of Vale Base Metals
● ICD.D, Institute of Corporate Directors (2019)
● Chartered Professional Accountant, CA (1996)
● Bachelor of Commerce, Queen’s University

Randall Oliphant	● Previous Executive Chair and Director of New Gold Inc.
● Previous President, CEO and Chief Financial Officer of Barrick Gold Corporation
● Previous Director and Chair of the Audit Committee of WesternZagros Resources Ltd.
● FCPA, FCA (2016)
● Chartered Professional Accountant, CA (1986)
● Bachelor of Commerce (with honours), University of Toronto, 1984

Pre-Approval Policies and Procedures

The Board of Directors, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

●	bookkeeping or other services related to the accounting records or financial statements;
●	financial information systems design and implementation;
●	appraisal or valuation services, fairness opinion, or contribution-in-kind reports;
●	actuarial services;
●	internal audit outsourcing services;
●	management functions or human resources services;
●	corporate finance or other services;
●	broker-dealer, investment advisor or investment banking services;
●	legal services;
●	expert services; and
●	any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Franco-Nevada’s most recently completed financial year has Franco-Nevada relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Franco-Nevada’s most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board of Directors of Franco-Nevada.

Fees

For the years ended December 31, 2022 and 2021, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	December 31, 2022			December 31, 2021
Audit Fees	C$	1,045,868	(1)	C$	917,348	(1)
Audit-Related Fees	C$	22,000		C$	30,000
Tax Fees	C$	50,410		C$	118,246
Other Fees	C$	18,869		C$	17,663
Total Fees	C$	1,137,147		C$	1,083,257

(1)	Audit fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.

For the years ended December 31, 2022 and 2021, “Audit-Related Fees” noted above are fees incurred for the French translation of documents, “Tax Fees” are fees incurred for tax compliance, planning, and audit support services, and “Other Fees” are fees incurred for the completion of agreed upon procedures regarding the amounts of silver delivered under the Antamina stream.

APPENDIX A

FRANCO-NEVADA CORPORATION

AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

●	the quality and integrity of the financial statements of the Company,
●	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,
●	the qualification, independence and performance of the Company’s independent auditors,
●	the performance of the Company’s Chief Financial Officer, and
●	risk management oversight, including climate change risks.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

●	planning or conducting audits,
●	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or
●	guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and ESG Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

●	Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;
●	Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;
●	Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;
●	Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;
●	Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and
●	At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

●	As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;
●	Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and
●	Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

●	Review with management and the independent auditor,
●	the planning and staffing of the audit by the independent auditor,
●	financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,
●	any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,
●	all critical accounting policies and practices used,
●	all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

●	the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,
●	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,
●	any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and
●	the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.
●	Review with the independent auditor,
●	the quality as well as the acceptability of the accounting principles or standards that have been applied,
●	any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and
●	any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

●	Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.
●	More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:
●	reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,
●	reviewing management’s assessment of the significant risks and exposures facing the Company, including climate change risks (where applicable),
●	reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,
●	receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and
●	if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Compliance

The Audit and Risk Committee shall:

●	Establish procedures for:
●	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

●	the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.
●	Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

●	Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.
●	Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.
●	Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.
●	Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.
●	Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

●	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.
●	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

●	Review the experience and qualifications of the senior members of the independent auditor’s team.
●	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.
●	Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.
●	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated: March 9, 2020

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